
**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**FORM C**

**UNDER THE SECURITIES ACT OF 1933**


(Mark one.)

☑  Form C: Offering Statement
☐  Form C-U: Progress Update
☐  Form C/A: Amendment to Offering Statement
    ☐  Check box if Amendment is material and investors must reconfirm within five business days.
☐  Form C-AR: Annual Report
☐  Form C-AR/A: Amendment to Annual Report
☐  Form C-TR: Termination of Reporting

***Name of Issuer:***

Westchester Soccer Group, LLC

***Legal status of Issuer:***

       ***Form:***

       Limited Liability Company

       ***Jurisdiction of Incorporation/Organization:***

       New York

       ***Date of Organization:***

       December 20, 2023

***Physical Address of Issuer:***

555 Theodore Fremd Avenue, Suite A102, Rye, NY 10580, United States

***Website of Issuer:***

www.westchestersc.com

***Is there a Co-Issuer? \_\_\_ Yes \_X\_ No***

***Name of Intermediary through which the Offering will be Conducted:***

OpenDeal Portal LLC dba Republic

***CIK Number of Intermediary:***

0001751525

***SEC File Number of Intermediary:***

007-00167

**CRD Number of Intermediary:**

283874

**Amount of compensation to be paid to the Intermediary, whether as a percentage of the offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:**

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of (i) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (ii) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (B) a cash fee of fifteen thousand dollars ($15,000.00). Additionally, the Issuer shall pay to the Intermediary a non-refundable onboarding fee of Seven Thousand Five Hundred dollars ($7,500.00).

**Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:**

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

**Type of Security Offered:**

Class B Units

**Target Number of Securities to be Offered:**

500

**Price (or Method for Determining Price):**

$150.00

**Target Offering Amount:**

$75,000.00

**Oversubscriptions Accepted:**
☒ Yes
☐ No

**Oversubscriptions will be Allocated:**
☐ Pro-rata basis
☒ First-come, first-served basis
☐ Other: At the Intermediary's discretion

**Maximum Offering Amount (if different from Target Offering Amount):**

$1,234,950

**Deadline to reach the Target Offering Amount:**

April 30, 2025

**If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.**

**Current Number of Employees:**

33

|  | Most recent fiscal year-end (2023) * | Prior fiscal year-end (2022)* |
|---|---|---|
| **Total Assets** | $0 | N/A |
| **Cash & Cash Equivalents** | $0 | N/A |
| **Accounts Receivable** | $0 | N/A |
| **Current Liabilities** | $0 | N/A |
| **Long-Term Liabilities** | $0 | N/A |
| **Revenues/Sales** | $0 | N/A |
| **Cost of Goods Sold** | $0 | N/A |
| **Taxes Paid** | $0 | N/A |
| **Net Income/(Loss)** | $0 | N/A |

* The Issuer was formed on December 20, 2023. As such, there are no financials for 2022 and 2023 financials are from inception date to December 31, 2023.


***The jurisdictions in which the Issuer intends to offer the securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands



# WESTCHESTER SOCCER GROUP, LLC

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

**SPECIAL NOTICE TO FOREIGN INVESTORS**

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

**NOTICE REGARDING THE ESCROW AGENT**

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C............................................................................................................................i

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS ........................................i

THE OFFERING AND THE SECURITIES .....................................................................................1

    The Offering ......................................................................................................................1

    The Deal Page...................................................................................................................2

    The Securities ...................................................................................................................2

COMMISSION AND FEES........................................................................................................5

    Other Compensation ........................................................................................................5

RISK FACTORS ....................................................................................................................6

    Risks Related to the Issuer's Business and Industry ..............................................................6

    Risks Related to the Offering ............................................................................................11

    Risks Related to the Securities...........................................................................................12

BUSINESS ..........................................................................................................................15

    Description of the Business ...............................................................................................15

    Business Plan ..................................................................................................................15

    The Issuer's Products and/or Services .................................................................................15

    Competition ....................................................................................................................15

    Customer Base .................................................................................................................15

    Intellectual Property .........................................................................................................16

    Governmental/Regulatory Approval and Compliance............................................................16

    Litigation .......................................................................................................................16

USE OF PROCEEDS ..............................................................................................................17

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS .......................................................18

    Biographical Information...................................................................................................19

    Indemnification ...............................................................................................................19

CAPITALIZATION, DEBT AND OWNERSHIP ............................................................................20

    Capitalization..................................................................................................................20

    Outstanding Debt ............................................................................................................21

    Ownership......................................................................................................................21

FINANCIAL INFORMATION ...................................................................................................22

    Cash and Cash Equivalents................................................................................................22

    Liquidity and Capital Resources.........................................................................................22

    Capital Expenditures and Other Obligations ........................................................................22

    Valuation .......................................................................................................................22

    Material Changes and Other Information ..............................................................................22

    Previous Offerings of Securities ........................................................................................23

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST ...............................23

TAX MATTERS ....................................................................................................................24

LEGAL MATTERS ................................................................................................................24

ADDITIONAL INFORMATION.................................................................................................25

**EXHIBITS:**

Exhibit A: Financial Statements
Exhibit B: Class B Units Subscription Agreement
Exhibit C: Custody Agreement
Exhibit D: Omnibus Nominee Trust Agreement
Exhibit E: Articles of Organization
Exhibit F: Operating Agreement
Exhibit G: Form of Joinder to Operating Agreement with Custodian
Exhibit H: Video Transcript

## ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

i

**THE OFFERING AND THE SECURITIES**

**The Offering**

The Issuer is offering a minimum amount of $75,000.00 (the "**Target Offering Amount**") and up to a maximum amount of $1,234,950 (the "**Maximum Offering Amount**") of Class B Units (the "**Securities**") at a purchase price of $150 per Security on a best efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Purchase Amount is $150 and the Maximum Individual Purchase Amount is $124,000. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2025 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms of the Subscription Agreement (attached as Exhibit B), Custody Agreement (attached as Exhibit C), and Omnibus Nominee Trust Agreement (attached as Exhibit D). Under the Subscription Agreement, Custody Agreement and Omnibus Nominee Trust Agreement, Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with BitGo Trust Company, Inc., who will serve as the custodian (the "**Custodian**") for the Securities sold in this Offering. In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by BitGo Trust Company, Inc. ("**Nominee**") for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as Exhibit D.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

**The Deal Page**

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/westchestersc (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

**Material Changes**

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

**Intermediate Closings**

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

**The Securities**

We request that you please review this Form C, the Subscription Agreement attached as Exhibit B, Custody Agreement attached as Exhibit C, and the Omnibus Nominee Trust Agreement attached as Exhibit D, in conjunction with the following summary information.

Additionally, the primary documents governing voting and the rights of Investors are the Company's Articles of Organization, dated December 20, 2023 (the "**Articles**") attached as Exhibit D, and the Company's Operating Agreement, dated December 20, 2023 (the "**Operating Agreement**") attached as Exhibit E (and together with the Articles, the "**Governing Documents**"). Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority, including the right to admit new members, and appointment of the Managing Member, and matters requiring either majority or supermajority approval of the Members; (iv) pre-emptive rights to purchase a pro rata portion of a members interest for any new units sold by the Issuer; (v) transfer restrictions, along with a right of first refusal to the Company and members on proposed voluntary transfers; and (vi) Class B members drag-along rights. All statements in this Form C regarding voting and control of the Securities being sold in this Offering, and rights of Investors acquiring the Securities, are qualified in their entirety by reference to the Governing Agreements.

**In connection with this Offering of Securities, the Custodian will be required to become a party to the Operating Agreement by executing a Joinder Agreement, attached as <u>Exhibit G</u>, and become a member in the Issuer and be subject to the terms and conditions of the Issuer's Operating Agreement**.

The Securities are "Class B Units" which provide for voting rights on specified matters as outlined in the Operating Agreement. These specified matters include a proposed liquidation or dissolution of the Issuer, change of control transaction, merger of the business or change in purpose or principal business, or the entering of new lines of business or exiting of the Issuers' current line of business. In such event, a majority of the Class A and Class B Units, voting as a single class, is required. Since the Issuer is controlled by the Founder and CEO of the Issuer, the Class B Units have very limited voting, management, or control rights in the Issuer.

*Pricing*

The Securities are being offered at price per Unit of $150. The Investor will receive the number of Class B Units equal to the amount the Investor paid for the Securities (the "**Purchase Amount**") divided by $150 (as rounded to the lowest whole number).

*Authorized Capitalization*

The Issuer has two authorized classes of membership units: (i) Class A Units; and (ii) Class B Units, each of which has voting rights. Please refer to the section titled "*Capitalization and Ownership*" below for information on the capitalization of the Issuer.

*Distributions*

Pursuant to the Operating Agreement (defined above), the Managing Member shall determine and distribute on an annual basis the Net Cash Flow, as he reasonably determines, to members based on each member's percentage interest. Distributions other than from Net Cash Flow shall be made first to the Class A Members in proportion to their percentage interests in an amount equal to their unrecovered capital (defined as capital contributions less prior distributions) and then to Class B members in proportion to their percentage interests in an amount equal to their unrecovered capital.

*Nominee*

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions. Investors agree to indemnify Nominee per the terms of the Omnibus Nominee Trust Agreement.

The entire series of Securities purchased by investors in the Offering through the Intermediary will be registered in the name of, and held of record by, the Nominee. Pursuant to each Investor's agreements with the Nominee, the

Nominee is the legal holder of record for the Securities purchased through the Intermediary via Regulation Crowdfunding offerings. The Issuer, its agents or representatives shall deliver the Securities to the Nominee. Purchasers will sign an Omnibus Trust Agreement (attached as Exhibit D) and new account forms with the Nominee to designate the Nominee as the legal holder of record for the Securities.

The Issuer and the Investor authorize the Nominee to hold the Securities in registered form in the Nominee's name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Issuer and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Issuer.

When an investor wishes to sell or transfer their Securities, they must provide notice to the Nominee, which, subject to any applicable restrictions on transfers, will facilitate the transfer.

### *Voting and Control*

The Securities provide for voting rights.  In particular, a vote of the majority of the Class A and Class B Units, acting as a single class, is required for specified circumstances, such as a proposed liquidation or dissolution of the Issuer, change of control transaction, merger of the business or change in purpose or principal business, or the entering of new lines of business or exiting of the Issuers' current line of business. Since the Issuer is controlled by the Founder and CEO of the Issuer, who is also the Managing Member, the Securities have very limited voting, management, or control rights in the Issuer. Investors should not purchase the Securities if they are not comfortable with this limited voting and control.

In addition, to facilitate the Offering and Investors being able to act together and cast a vote as a group, the Lead will act as proxy on behalf of Investors in respect to instructions related to the Securities. The Lead will be entitled, among other things, to exercise any voting rights conferred upon the holder of the Securities, and to execute on behalf of an investor all transaction documents related to any transaction or other corporate event affecting the Securities. The Lead will vote consistently at the direction of the CEO of the Issuer (the "**Lead**").

Additionally, the Issuer's Operating Agreement addresses voting and other rights related to the Securities. Among other things, the Operating Agreement provides for certain provisions related to (i) authorized classes of units, (ii) distributions and allocations; (iii) management, including the authority, including the right to admit new members, and appointment of the Managing Member, and matters requiring either majority or supermajority approval of the Members; (iv) pre-emptive rights to purchase a pro rata portion of a members interest for any new units sold by the Issuer; (v) transfer restrictions, along with a right of first refusal to the Company and members on proposed voluntary transfers; and (vi) Class B members drag-along rights.

**In connection with this Offering of Securities, the Custodian will be required to become a party to the Operating Agreement by executing a Joinder Agreement, attached as Exhibit G, and become a member in the Issuer and be subject to the terms and conditions of the Issuer's Operating Agreement**.

### *Anti-Dilution Rights*

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

### *Restrictions on Transfer*

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them. Furthermore, as the Custodian is the legal owner of the Securities, until the Custodian transfers the Securities from custodial accounts with the Custodian ("**Custodial Accounts**") to the accounts designated by Investors, Investors may only transfer their beneficial interest in the Securities and not the Securities themselves. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them, particularly as transfers will require coordination with the Custodian and only the beneficial interest in such Securities, and not legal ownership, may be transferred.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following the date of the final prospectus plus such additional period as may reasonably be requested by the Issuer or the underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

### *Prohibition on Creation of Security Interest*

The Investor may not grant a security interest in the Securities or otherwise encumber the Investor's Class B Units in any manner.

### *Other Material Terms*

- The Issuer does not have the right to repurchase the Securities.
- The Securities will be subject to rights of first refusal, along with drag-along rights.
- The Securities do not have a stated return or liquidation preference.
- Transfer restrictions may conflict with the terms of the Custody Agreement as described in <u>Exhibit C</u> and Omnibus Nominee Trust Agreement described in <u>Exhibit D</u>.
- If the Investor seeks to transfer beneficial interests in the Securities, the terms of the Governing Documents will govern. Since the legal title to the Securities will be held by the Nominee, Investors will need to coordinate any permitted sales/transfers of the Securities with the Nominee (as Nominee and Custodian) pursuant to the afore-referenced Custody Agreement and Omnibus Nominee Trust Agreement.

## COMMISSION AND FEES

### Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of (i) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (ii) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (B) a cash fee of fifteen thousand dollars ($15,000.00).

### Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

# RISK FACTORS

*Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.*

## Risks Related to the Issuer's Business and Industry

### *We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.*

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

### *The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.*

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

### *We may face potential difficulties in obtaining capital.*

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with the Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

### *A substantial majority of the outstanding securities of the Issuer are owned by the Managing Member and CEO and he will exercise substantial voting control.*

Prior to the Offering, Mitchell Baruchowitz, Managing Member and CEO of the Issuer, beneficially owns a substantial majority of the membership units of the Issuer and has substantial voting control. Subject to any fiduciary duties owed to other members under New York law, Mr. Baruchowitz will be able to exercise significant influence over matters requiring member approval, including the election of managers and approval of significant Issuer transactions, and will have significant control over the Issuer's management and policies. Mr. Baruchowitz may have interests that are different from yours. For example, Mr. Baruchowitz may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Issuer or otherwise discourage a potential acquirer from attempting to obtain control of the Issuer, which in turn could reduce the price potential investors are willing to pay for the Issuer. In addition, Mr. Baruchowitz could use his voting influence to maintain the Issuer's existing management, delay or prevent changes in control of the Issuer, issue additional securities which may dilute you, repurchase securities of the Issuer, enter into transactions with related parties or support or reject other management and board proposals that are subject to member approval.

***The professional and amateur athletics market in the New York area is very competitive.***

The Issuer's soccer club will compete for attendance, viewership, sponsorship and merchandising revenue with a wide range of other entertainment and recreational activities available to potential consumers in the New York area. There can be no assurance the Issuer or its soccer team will be able to compete effectively, including with companies that may have greater resources than it.

***While the sport of soccer is in a significant growth stage, sports teams are risky investments.***

The sport of soccer is growing significantly in the U.S. However, investments in sports teams can be risky investments. This is because sports teams are heavily reliant on sponsorships, ticket sales and merchandise sales and broadcast revenue. Fan interest in teams may not be consistent and may vary depending upon the performance and history of the sports team. Although we believe that we will have a strong fan base, there can be no assurance that this will occur or, if it does, continue in the event the soccer team does not perform well or due to other competitive sports offerings in the region.

***The Issuer does not own its stadium where soccer matches are played.***

The Issuer does not own the stadium in which its soccer team plays its matches. As such, it is subject to a rental agreement and partnership with the stadium owner, in this case the City of Mount Vernon, New York. The term of the lease provides for use of the stadium through December 31, 2027 with automatic two year renewal terms thereafter, unless notice of non-renewal is provided by the Issuer at least 180 days prior to the end of the then applicable term or by the City of Mount. Vernon upon 450 days prior to the end of the then applicable term. The Issuer does not have full control over the maintenance of the stadium and may also be subject to changes in city government. This could result in non-renewal of its lease and the Issuer's soccer team having to find a new stadium to play its matches. Any disruption in the lease, could result in additional costs to the Issuer and a potential loss of the Issuer's fan base if any such relocation is to a location not near Mount Vernon, New York.

***Our players are generally not subject to long-term contracts and may also be subject to transfers.***

Typically, most of our players are not subject to long-term contracts. This could result in the talent of the team fluctuating on a year to year basis. Additionally, our players may be subject to transfers to other teams leading to additional turnover and potential loss of popular players. Although the Issuer may earn fees from such transfers, such fluctuations to the team's roster could reduce fan interest and attendance if performance suffers as a result.

***The Issuer's soccer team is subject to compliance with the rules and requirements of its soccer league.***

The Issuer's soccer team is in the USL League One. As such, it is subject to the rules and regulations of the league. If the Issuer or its soccer team violates the league's rules, it may be subject to potential fine, other financial penalty, reprimand, or even revocation of its franchise. If any of these were to occur, it could have a material adverse effect on the Issuer.

***Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.***

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. These crises could result in actions taken by government authorities, including the imposition of limitations on fan attendance and potential shutdowns of sporting events which could materially impact the Issuer's revenues, fans, sponsors and suppliers. Moreover, each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

***We may implement new lines of business or offer new products and services within existing lines of business.***

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***We rely on other companies to provide services for our products.***

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

***We rely on various intellectual property rights, including trademarks, in order to operate our business.***

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

***The Issuer's success depends on the experience and skill of its Managing Member, executive officers and key personnel.***

We are dependent on our Managing Member, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our Managing Member, executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

***Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.***

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

***In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.***

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

***We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.***

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

***The development and commercialization of our product offering is highly competitive.***

We face competition with respect to any product offerings that we may seek to develop or commercialize in the future. Our competitors include major sports companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in marketing and thus may be better equipped than us to develop and commercialize product offerings. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize product offerings more rapidly or effectively than we are able to, which would adversely affect our competitive position, and our ability to generate meaningful additional revenues from our product offerings.

***Damage to our reputation could negatively impact our business, financial condition and results of operations.***

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

***We have not prepared any audited financial statements.***

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Issuer's capitalization or assets or liabilities on which to make your investment decision.

***Our business could be negatively impacted by cyber security threats, attacks and other disruptions.***

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

***Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.***

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.***

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

***Changes in federal, state or local laws and government regulation could adversely impact our business.***

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

***We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.***

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

**Risks Related to the Offering**

***State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.***

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

***The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.***

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

***Neither the Offering nor the Securities have been registered under federal or state securities laws.***

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

***The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.***

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

***The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.***

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of (i) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (ii) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (B) a cash fee of fifteen thousand dollars ($15,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

***The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.***

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

***The Issuer has the right to extend the Offering Deadline.***

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

***The Issuer may also end the Offering early.***

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

***The Issuer has the right to conduct multiple closings during the Offering.***

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

**Risks Related to the Securities**

***Investors will have limited voting rights.***

The Securities provide for voting rights. In particular, a vote of the majority of the Class A and Class B Units, acting as a single class, is required for specified circumstances, such as a proposed liquidation or dissolution of the Issuer, change of control transaction, merger of the business or change in purpose or principal business, or the entering of new lines of business or exiting of the Issuers' current line of business. Since the Issuer is controlled by the Founder and CEO of the Issuer, who is also the Managing Member, the Securities have very limited voting, management, or control rights in the Issuer. Investors should not purchase the Securities if they are not comfortable with this limited voting and control.

***The Securities will not be freely tradable under the Securities Act until one year from when the securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.***

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF beginning one year following the issuance of the Securities. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with BitGo Trust Company, Inc., who will serve as the custodian and nominee for the Securities.

***The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.***

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. As such, an Investor will never become an equity holder, merely a beneficial owner of an equity interest.

***An investment in the Issuer's Securities could result in a loss of your entire investment***.

An investment in the Issuer's Securities offered in this Offering involves a high degree of risk and you should not purchase the Securities if you cannot afford the loss of your entire investment. You may not be able to liquidate your investment for any reason in the near future.

***The securities in this Offering have limited protective provisions.***

The Securities in this Offering have limited protective provisions. A majority of the Class A and Class B Units, voting as a single class, is required for specified circumstances, such as a proposed liquidation or dissolution of the Issuer, change of control transaction, merger of the business or change in purpose or principal business, or the entering of new lines of business or exiting of the Issuers' current line of business. Since the Issuer is controlled by the Founder and CEO of the Issuer, who is also the Managing Member, the Securities have very limited protective provisions. As such, you may not be afforded protection, by any provision of the Securities or as a member, in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving the Issuer.

***Investors will not be entitled to any inspection or information rights other than those required by law.***

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

***The Issuer may never undergo a liquidity event.***

The Issuer may never undergo a liquidity event such as a sale of the Issuer or an initial public offering. If a liquidity event never occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Issuer cannot predict whether the Issuer will successfully effectuate the Issuer's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

***The Securities may be significantly diluted as a consequence of subsequent equity financings.***

The Securities will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Issuer.

The amount of additional financing needed by the Issuer will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Issuer's needs, the Issuer may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

***There is no present market for the Securities and we have arbitrarily set the price.***

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues, prior earnings or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

***There is no guarantee of a return on an Investor's investment.***

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

**IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.**

# BUSINESS

## Description of the Business

Westchester Soccer Group, LLC is the owner of a professional soccer club, Westchester SC ("WSC"), WSC will join the USL League One in the 2025 season. The USL League One is the 3rd highest level of professional soccer in the U.S. behind only Major League Soccer and the USL Championship League. WSC will play its home matches at the Stadium at Memorial Field in Mt. Vernon, NY. WSC is dedicated to celebrating the region's profound love for soccer through exciting game experiences and community-focused events. With a strong commitment to nurturing local talent, WSC aims to build a world-class developmental pipeline for both boys and girls in Westchester.

The Issuer is a New York limited liability company formed on December 20, 2023. The Issuer is headquartered in New York. The Issuer sells its products and services in the United States and sells certain of its products over the Internet.

## Business Plan

The Issuer operates a professional soccer team playing in the USL League One, the third tier of professional soccer in the U.S. 2025 will be the inaugural season for WSC and the Issuer expects going forward to sell tickets to matches, generate revenues from concessions at games, sell merchandise, receive corporate sponsorships, generate revenues from its youth academy and realize fees from transferring players to other professional teams. The Issuer leases the stadium where the soccer matches are held.

The Issuer plans to expand its business by investing in player development, making stadium improvements and building its infrastructure through hiring additional staff. The capital we raise here will empower us to invest in our player development, improve our stadium and fan experience and grow out our infrastructure as we continue to grow our business.

## The Issuer's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| **Westchester SC** | Professional soccer team in the USL League One. | Fans of the soccer team across the U.S. |

## Competition

We compete against other teams in the USL League One, along with Major League Soccer, the United States Championship League and other professional and amateur soccer organizations across the U.S. and Europe. Additionally, we compete with other sports for consumers' disposable income.

## Customer Base

Our customer base consists of fans of soccer in the New York metro area along with those across the U.S. and Europe.

## Supply Chain

Although the Issuer is dependent upon certain third party vendors, including the City of Mount Vernon, New York which leases the stadium to the Issuer, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

**Intellectual Property**

| Application or Registration # | Title | Description | File Date | Grant Date | Country |
|---|---|---|---|---|---|
| 98572097 | "W WESTCHESTER SOCCER CLUB EST. 2024 NEW YORK" | Trademark and Service Mark | May 28, 2024 | Pending | USA |
| 98571885 | "W" | Trademark and Service Mark | May 28, 2024 | Pending | USA |

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

**Governmental/Regulatory Approval and Compliance**

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

**Litigation**

The Issuer is not subject to any current litigation or threatened litigation.

## USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

| Use of Proceeds | % of Proceeds if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Proceeds if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| Intermediary Fees* | 20% | $15,000 | 5.51%** | $68,097 |
| USL1 Franchise Fees (1) | 0% | $0 | 14% | $172,893 |
| Stadium Improvements (2) | 0% | $0 | 40% | $493,980 |
| General Working Capital (3) | 80% | $60,000 | 40.49% | $499,980 |
| **Total** | **100%** | **$75,000+** | **100%** | **$1,234,950** |

*Excludes onboarding fees of $7,500.

**Represents a blended fee. Pursuant to the agreement between the Issuer and the Intermediary, the Issuer shall pay the greater of (A) a fee of (1) 0% of any dollar amounts raised in the Offering up to $100,000.00 and (2) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 or (B) a cash fee of fifteen thousand dollars ($15,000.00).

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above so as to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used to pay a portion of the USL1 franchise fees.

(2) These proceeds will be used for stadium improvements, including creating luxury seating areas, increased bleacher seating and improved food and beverage venues.

(3) These proceeds will be used for general working capital, including the payment of operating expenses such as rent, utilities, salaries and general corporate expenses.

# DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years | Education |
|---|---|---|---|
| Mitchell Baruchowitz | CEO and Managing Member | CEO and Managing Member of Westchester Soccer Group, LLC, 2023 – Present<br><br>Responsible for strategy and general CEO responsibilities.<br><br>Managing Member of Merida Advisors, LLC/Managing Partner of Merida Capital Partners, 2016 – Present<br><br>Responsible for strategy and general CEO responsibilities. | Boston University School of Law, Juris Doctor, 1999<br><br>Brandeis University, B.A., History, 1996 |
| Danny Dekker | Chief Compliance Officer and Head of Soccer Operations | Chief Compliance Officer and Head of Soccer Operations of Westchester Soccer Group, LLC, 2023 – Present<br><br>Responsible for compliance and soccer operations.<br><br>Owner of New York Dutch Lions FC, 2016 – Present<br><br>Responsible for general CEO duties, along with managing operations for a Brooklyn-based summer soccer league. | Amsterdam University of Applied Sciences, 2012 |
| Jeff Monat | Chief Financial Officer | Chief Financial Officer of Westchester Soccer Group, LLC, 2023 – Present<br><br>Responsible for financial matters.<br><br>Senior Partner of Merida Capital Partners, 2018 – Present<br><br>Responsible for evaluating and structuring investment opportunities in both private and public companies. | University of Pennsylvania Wharton School of Business, B.S., Economics, 2000 |
| Sarah Sajonas | Chief Administrative Officer | Chief Administrative Officer of Westchester Soccer Group, LLC, 2023 – Present<br><br>Responsible for administrative matters.<br><br>Chief Administrative Officer of Merida Capital Partners, 2021 – Present<br><br>Responsible for all administrative matters for a private equity fund. | State University of New York at New Paltz, MBA, Business Administration, 2016 |

**Biographical Information**

Mitchell Baruchowtiz: Mitch is the CEO and Managing Member of the Issuer. He has approximately 20 years of experience in the legal and finance fields. He also has nine years of experience in the legal cannabis industry. Through his leadership of Merida Capital Partners and his expertise in the diverse licensing regimes governing each state, Mitch has been involved in over 100 cannabis transactions with a notional value over $1 billion. Mitch has served as the Managing Member of Merida Advisors, LLC and the Managing Partner of Merida Capital Partners since September 2016. From April 2005 to March 2007, he served as the Associate General Counsel and Chief Compliance Officer of MarketAxess, a publicly traded financial technology company. He was also the General Counsel of investment banking boutique Pali Capital from October 2007 to May 2010. Mitch received a B.A. in History from Brandeis University in 1996 and a JD from Boston University School of Law in 1999.

Danny Dekker: Danny is the Chief Compliance Officer and Head of Soccer Operations for the Issuer. He has been involved with soccer for the entirety of his professional life. Danny brings his operational expertise to the Issuer having been owner and operations leader of the New York Dutch Lions FC, a Brooklyn-based Summer League team founded in 2016, and prior to that having led operations for the Miami Dutch Lions FC. With a vast network of soccer connections across Europe and the U.S., Danny has also worked for 15+ years in risk management and finance operations, leading teams in The Netherlands and Belgium at fintech companies ABN AMRO and Ebury, one of Europe's largest international payment providers, now part of Banco Santander. Danny holds a bachelor's degree (B.A.) from Amsterdam University of Applied Sciences, which he received in 2012.

Jeff Monat: Jeff is the Chief Financial Officer for the Issuer. He has been a senior partner at private equity firm Merida Capital Partners since 2018. He has been an investor in cannabis companies since 2013, funding both cultivation and ancillary businesses. Jeff has over 20 years of experience as an institutional investor including roles in investment analysis, M&A transactions, financial valuation, and corporate governance issues. He currently serves as an independent director of Leafly Holdings, Inc. and Lowell Farms Inc. In addition to his professional accomplishments, Jeff serves as a trustee of the Friends Grow Friends Foundation, Inc., an after-school program that helps children with special needs improve their social skills. He has a Bachelor of Science in Economics from The Wharton School of the University of Pennsylvania, where he graduated in 2000.

Sarah Sajonas: Sarah is the Chief Administrative Officer for the Issuer. She brings nearly 20 years of diverse project and business management experience across the real estate development, education, medical and finance industries. Sarah's role with the Issuer leverages her abilities to ensure alignment between the Issuer's strategic goals and its operational performance through optimized administrative processes, fostering collaboration across departments, and navigating the day-to-day challenges of the fast-paced and dynamic world of professional sports. Sarah holds a Master's degree in business administration from the State University of New York at New Paltz, where she graduated in 2016.

**Indemnification**

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

# CAPITALIZATION, DEBT AND OWNERSHIP

## Capitalization

The Issuer's authorized equity securities consist of (a) 200,000 Class A Units (the "**Class A Units**"); and (b) 1,000,000 Class B Units (the, "**Class B Units**", and together with the Class A Units, the "**Common Units**"). Except with respect to certain distribution rights, all Common Units are identical and entitle the holders to the same rights and privileges. Additionally, the Issuer has established the 2024 Phantom Unit Plan for which 10,000 Phantom Units are authorized for issuance thereunder.

As of the date of this Form C, 100,000 Class A Units and 31,057 Class B Units are issued and outstanding. Additionally, 3,000 Phantom Units are issued and outstanding and 7,000 Phantom Units remain available for issuance.

### *Outstanding Equity Interests*

As of the date of this Form C, the Issuer's outstanding equity interests consists of:

| Type | Class A Units |
|---|---|
| **Units Outstanding** | 100,000 |
| **Voting Rights** | 1 vote per Class A Unit |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Class A Units at a later date. The issuance of such additional Class A Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 74.60% |

| Type | Class B Units |
|---|---|
| **Units Outstanding** | 31,057 |
| **Voting Rights** | 1 vote per Class B Unit |
| **Anti-Dilution Rights** | None |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Class B Units at a later date. The issuance of such additional Class B Units would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering of convertible securities).** | 23.17% |

*Outstanding Options, SAFEs, Convertible Notes, Warrants*

As of the date of this Form C, the Issuer has the following additional securities outstanding:

| Type | Phantom Units* |
|---|---|
| **Shares Issuable Upon Exercise** | 3,000 |
| **Voting Rights** | The holders of Phantom Units are not entitled to vote. |
| **Anti-Dilution Rights** | None |
| **Material Terms** | Each Phantom Unit represents the economic equivalent of one Class A Unit, less any associated strike price. Vested Phantom Units have the right to receive distributions. |
| **How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF** | The Issuer may issue additional Phantom Units at a later date. The issuance of such additional Phantom Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF. |
| **Percentage ownership of the Issuer by the holders of such security (on a fully diluted basis).** | 2.24%** |

*Certain of the Phantom Units remain subject to vesting.

**Outstanding Debt**

As of the date of this Form C, the Issuer has no outstanding debt.

**Ownership**

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

| Name | Amount and Type or Class Held | Percentage Ownership (in terms of voting power) |
|---|---|---|
| Mitchell Baruchowitz | 80,000 Class A Units<br><br>8,607 Class B Units | 67.61% |

<center>**FINANCIAL INFORMATION**</center>

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.**

**Cash and Cash Equivalents**

As of January 31, 2025, the Issuer had an aggregate of $831,656 in cash and cash equivalents, leaving the Issuer with approximately 5 months of runway if additional financing is not obtained and no revenues are generated. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

**Liquidity and Capital Resources**

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

In addition to the Offering, the Issuer may concurrently undertake to raise up to an additional $2,400,000 by offering to sell securities, including but not limited to Class B Units, Class A Units, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering.

**Capital Expenditures and Other Obligations**

The Issuer does not intend to make any material capital expenditures in the near future.

**Valuation**

The terms of this Offering are based on a pre-money valuation of $22,500,000. The Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation.

*Trends and Uncertainties*

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

**Material Changes and Other Information**

None

<center>22</center>

**Previous Offerings of Securities**

We have made the following issuances of securities within the last three years:

| Security Type | Principal Amount of Securities Sold | Amount of Securities Issued/Holders | Use of Proceeds | Issue Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| Class A Units | $1,000 | 100,000 | N/A | June 10, 2024; | Section 4(a)(2) |
| Class B Units | $3,105,700 | 31,057 | General Working Capital and League Franchise Fees | Various dates between March 19, 2024 and January 29, 2025 | Section 4(a)(2) |

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

## TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:  None.

**EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

**Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.**

**EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.**

**LEGAL MATTERS**

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

**The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:**

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Bad Actor Disclosure**

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

**Ongoing Reporting**

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.westchestersc.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

    (1)  the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2)  the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

    (3)  the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

    (4)  the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

    (5)  the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

<center>**ADDITIONAL INFORMATION**</center>

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Westchester Soccer Group, LLC
(Issuer)

By:/s/ Mitchell Baruchowitz
(Signature)

Mitchell Baruchowitz
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mitchell Baruchowitz
(Signature)

Mitchell Baruchowitz
(Name)

Managing Member
(Title)

March 6, 2025
(Date)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT A**

*Financial Statements*

# WESTCHESTER SOCCER GROUP, LLC

## REVIEWED FINANCIAL STATEMENTS

## FROM INCEPTION (DECEMBER 20, 2023) TO
## YEAR ENDED DECEMBER 31, 2023
*(Unaudited)*

**INDEX TO FINANCIAL STATEMENTS**

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANTS' REVIEW REPORT ................................................................................... 1

FINANCIAL STATEMENTS:

Balance Sheet ................................................................................................................. 2

Statement of Operations ................................................................................................. 3

Statement of Changes in Members' Equity ..................................................................... 4

Statement of Cash Flows ................................................................................................. 5

Notes to Financial Statements ........................................................................................ 6



## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Members of
Westchester Soccer Group, LLC
Rye, New York State

We have reviewed the accompanying financial statements of Westchester Soccer Group, LLC (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statement of operations, statement of members' equity, and cash flows for the period from Inception (December 20, 2023) to December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.  A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.  We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in Note 7, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

*SetApart Accountancy Corp.*

January 21, 2025
Los Angeles, California

**WESTCHESTER SOCCER GROUP, LLC**
**BALANCE SHEET**
**(UNAUDITED)**

| **As of December 31,** | **2023** |
|---|---|
| (USD $ in Dollars) | |
| **ASSETS** | |
| **Current Assets:** | |
| Cash & cash equivalents | $ - |
| **Total current assets** | **-** |
| | |
| **Total assets** | **$ -** |
| | |
| **LIABILITIES AND MEMBERS' EQUITY** | |
| | |
| **Total Liabilities** | **-** |
| | |
| **MEMBERS' EQUITY** | |
| Members' Equity | - |
| | |
| **Total Members' Equity** | **-** |
| | |
| **Total Liabilities and Members' Equity** | **$ -** |

*See accompanying notes to financial statements.*

| From the Inception Date (December 20, 2023) to | December 31, 2023 |
|---|---:|
| (USD $ in Dollars) | |
| Net revenue | $           - |
| Cost of Revenue | - |
| **Gross Profit/ (Loss)** | - |
| | |
| **Operating Expenses** | |
| General and Administrative | - |
| **Total Operating Expenses** | - |
| **Net Operating Income/(Loss)** | - |
| | |
| Interest Expense | - |
| Other Loss/(Income) | - |
| **Income/(Loss) Before Provision for Income Taxes** | - |
| Provision/(Benefit) for Income Taxes | - |
| **Net Income/(Net Loss)** | $           - |

*See accompanying notes to financial statements.*

| (in , $US) | Members' Equity |
|---|---|
| **Inception Date- December 20, 2023** | $           - |
| Net income/(loss) | - |
| **Balance—December 31, 2023** | $           - |

*See accompanying notes to financial statements.*

| From the Inception Date (December 20, 2023) to | December 31, 2023 |
|---|---|
| (USD $ in Dollars) | |
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net Income/Loss) | $ - |
| **Net Cash Provided/Used in Operating Activities** | **-** |
| | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | |
| **Net Cash Used in Investing Activities** | **-** |
| | |
| | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| **Net Cash Provided by Financing Activities** | **-** |
| | |
| **Change In Cash and Cash Equivalents** | **-** |
| Cash and Cash Equivalents—Beginning Of Year | - |
| **Cash and Cash Equivalents—End Of Year** | **$ -** |
| | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | |
| Cash Paid During The Year For Interest | $ - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

Westchester Soccer Group, LLC was formed on December 20, 2023, in the state of New York. The financial statements of Westchester Soccer Group, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Rye, New York State.

Westchester SC ("WSC") is the first professional sports team based in Westchester County, New York. WSC will join USL League One in the 2025 season, playing its home matches at the Stadium at Memorial Field in Mt. Vernon, NY. The club is dedicated to celebrating the region's profound love for soccer through exciting game experiences and community-focused events. With a strong commitment to nurturing local talent, WSC aims to build a world-class developmental pipeline for both boys and girls in Westchester.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

**Income Taxes**

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes, and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

**Concentration of Credit Risk**

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The revenue streams will include ticket sales, sponsorships, merchandise sales, and academy revenue.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

*Level 1*—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

*Level 2*—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

*Level 3*—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 21, 2025, which is the date the financial statements were issued.

## 3.    EQUITY AND CAPITALIZATION

The Company is authorized to issue two classes of Units: (i) Class A Units, with 200,000 authorized, and (ii) Class B Units, with 1,000,000 authorized. As of December 31, 2023, 100,000 class A units have been issued and were outstanding.

The ownership percentages of the members are as follows:

| Members | Class A Members Units | | Class B Members Units | |
|---|---|---|---|---|
| | Number of Units | % | Number of Units | % |
| Mitchell Baruchowitz | 80,000 | 40% | | |
| Danny Dekker | 10,000 | 5% | | |
| Simon Baines | 3,000 | 2% | | |
| Others | 7,000 | 4% | | |
| Unissued | 100,000 | 50% | 1,000,000 | 100% |
| **TOTAL** | **200,000** | **100%** | **1,000,000** | **100%** |

**Voting Rights**

Class A Members

Each Class A Unit grants its holder the right to vote on certain matters requiring member approval. This includes, but is not limited to, changes in the operating agreement, approval of business strategy, and major company decisions like mergers or asset sales.

Votes may be counted as a Majority Class A Vote or Supermajority Class A Vote depending on the significance of the decision.

Class B Members

Class B Members have voting rights on limited matters including (i) proposed liquidation or dissolution, (ii) change of control transaction or mergers (iii) change in purpose, principal business or entering new lines of business. In these instances, the Class B members shall vote with Class A members as a single class.

**Distribution Rights**

Timing and mode of all distributions to members of either Class A or Class B is subject to the discretion of the Managing Member. The rights and preference of different forms of distributions is as follows:

From Net Cash Flows:

Pro-rata to Class A and Class B Members based on the proportion of aggregate number of Units held by each class.

All Other Distributions:

Firstly, to Class A Members pro-rata in proportion of their percentage interest in amount equal to their respective Unrecovered Capital. Secondly, to Class B Members pro-rata in proportion of their percentage interest in amount equal to their respective Unrecovered Capital.

**Liquidity Rights**

The mode, manner and preference of distribution upon liquidation shall be the same as Distribution rights.

**Managing Member:**

The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Managing Members. The Managing Member may have day-to-day management rights but could require a Majority Class A and Class B Vote for decisions like removal or termination. The initial Managing Member of the Company is Mitchell Baruchowitz.

## 4. CONTINGENCIES AND COMMITMENTS

**Contingencies**

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

**Litigation and Claims**

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 5. RELATED PARTY TRANSACTIONS

There are no related party transactions As of December 31, 2023.

## 6. SUBSEQUENT EVENTS

Throughout 2024, the Company raised approximately $2,285,700 against issuance of 22,857 Class B Units at $100 per unit.

In 2024, subsequent to year end, the Company adopted the 2024 Phantom Unit Plan for which 10,000 Phantom Units are authorized to be issued. As of the date these financial statements were available to be issued, 3,000 Phantom Units have been issued to Simon Baines.

On August 1, 2024, the Company entered into an employment agreement with Simon Baines to serve as the Head of Academy and Sporting Director of Westchester Soccer Club. The agreement includes a base annual salary, increasing incrementally over the next three years, along with performance bonuses tied to Academy Net Profit and 3,000 Phantom Unit grants representing equity interests in the Company.

The Company is in the process of preparing for a crowdfunding raise, during which units will be offered to investors in exchange for their investment.

## 7.    GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign and additional debt and/or equity financing as determined to be necessary.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties

*Subscription Agreement*

# Westchester Soccer Group, LLC

## SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Managing Member of Westchester Soccer Group, LLC
555 Theodore Fremd Avenue, Suite A102
Rye, NY 10580

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Westchester Soccer Group, LLC, a New York limited liability company (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 8,233 Class B Units ("**Securities**") at a price of $150.00 per Class B Unit for purchasers in the Offering (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $75,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $1,234,950 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the

Target Offering Amount, the Company will sell Securities as set forth in the Form C. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission of the greater of (A) a fee of (i) 0% of any dollar amounts raised in the Offering up to $100,000.00, and (ii) six percent (6%) of any dollar amounts raised in the Offering exceeding $100,000.01 but not exceeding $5,000,000.00, or (B) a cash fee of fifteen thousand dollars ($15,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2%) of the dollar value of the Securities issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/westchestersc (the "**Deal Page**").

1.      Subscription; Custodian; Securities Entitlement.

        (a)      Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

        (b)      Custodian; Securities Entitlement. The Company and the Investor authorize Brassica Trust Company LLC and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such Securities for the benefit of the Investor and shall be a "protected purchaser" of such Securities within the meaning of Section 8-303 of the New York Uniform Commercial Code, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 8-501 of the New York Uniform Commercial Code in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2.      Closing.

        (a)      Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)     Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the Investor contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.     Termination of the Offering; Other Offerings. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.     Undersigned's Representations. The Investor represents and warrants to the Company and the Company's agents as follows:

(a) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b) The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c) The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d) The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e) The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f) The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g) The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h) The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j) The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k) The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o) The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Securities acquired by the Investor hereunder.

(t) The Investor is not (i) a citizen or resident of a geographic area in which the subscription, or holding, of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify the Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying Securities to a party subject to U.S. or other applicable sanctions.

(u) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Securities.

(v) <u>HIGH RISK INVESTMENT</u>. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

(w) Investor directs the Issuer to issue the Securities in the name of the Custodian, and the Investor acknowledges and agrees that the Custodian will hold the Securities in registered form for the benefit of the Investors, which shall be in uncertificated form. To the extent otherwise agreed upon in writing between the Investor and the Custodian, Custodian may take direction from the Lead (as defined below) who will act on behalf of the Investors, and the Issuer, the Intermediary and the Custodian may be permitted to rely on the Lead's instructions relating to the Securities. The Investor agrees that the Custodian is an intended third-party beneficiary to the representations made by the Investor and the Issuer via this Subscription Agreement, including, without limitation, any representations, warranties, and covenants made by the Issuer and the Investor.

5.      <u>Company Representations</u>. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a) <u>Corporate Power</u>. The Company is a New York limited liability company duly formed, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) <u>Enforceability</u>. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) <u>Valid Issuance</u>. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Certificate of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) <u>Authorization</u>. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or Bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e) <u>No Conflict</u>. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Incorporation and Bylaws, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f) <u>Operation</u>. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g) <u>Consents</u>. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's manager and/or member approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)     <u>Securities Matters</u>. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and has provided to investors the ongoing annual reports required under Regulation CF prior to the filing of the Form C. The Company is organized under, and subject to, the laws of the state of New York.

(i)     <u>Transfer Agent</u>. The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Securities.

6.     <u>Indemnification</u>. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, managing members, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, managing members, directors, managers, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.     <u>Market Stand-Off and Power of Attorney</u>.

(a) In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Equity Interests (whether such units or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Equity Interests or other securities, in cash, or otherwise. Such restriction (the "**Market Stand-Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b) The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any units to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any units to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and managing members of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all members individually owning more than 5% of the outstanding equity interests or any securities convertible into or exercisable or exchangeable (directly or indirectly) for equity interests. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company units or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e) "**IPO**" means: (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Equity Interests (other than units of Equity Interests not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers units of existing equity interests of the Company for resale, as approved by the Company's Managing Member, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

(f) "**Equity Interests**" means the equity interests of the Company, including, without limitation, Class A Units and Class B Units.

8.      Obligations Irrevocable. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.      Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.     Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor or the Company from time to time designate in writing in or through the Portal.

11.     Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York without regard to the principles of conflicts of laws.

12.     Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.     Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.     Waiver; Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only at the direction of the Chief Executive Officer of the Company (the "**Lead**").

15.     Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANYAND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.     Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.     Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.     Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.     Electronic Execution and Delivery. A digital reproduction, portable document format ("**.pdf**") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.     Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.     Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.     Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.     Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for units or Equity Interests on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion. So long as Brassica Trust Company LLC or its successors and assigns is the Custodian, the Company or the Lead shall provide Custodian with written notice of a determination by the Company to Tokenize the Securities or any securities that may be issued upon conversion thereof, such notice to be reasonably sufficient in time to arrange in advance of Tokenization a custodian of the Tokens to an alternate custodian as needed.


**[End of Page]**

**IN WITNESS WHEREOF**, the parties have executed this Subscription Agreement as of _____, 2025.


**COMPANY:**

Westchester Soccer Group, LLC


By:    _____

Name:  Mitchell Baruchowitz

Title:   CEO and Managing Member

Address: 555 Theodore Fremd Avenue, Suite A102, Rye, NY 10580

Email:  investors@westchestersc.com


**INVESTOR:**


By:    _____

Name:  _____

Title:   _____

Number of Securities Purchased: _____

Price Per Security: _____

Total Subscription Amount: _____

**EXHIBIT C**

*Custody Agreement*



# BITGO CUSTODIAL SERVICES AGREEMENT

This Custodial Services Agreement (this "Agreement") is made as of the later date of the signatures below (the "Effective Date") by and between:

CLIENT (ENTITY OR INDIVIDUAL) NAME                    ("CLIENT")

[ADDRESS]

and Custodian. This Agreement governs Client's use of the Custodial Services and the Wallet Services (each as defined below, and collectively, the "Services") provided or made available by Custodian.

Definitions:

(a) "Agreement" means this Custodial Agreement, as it may be amended from time to time, and includes all schedules and exhibits to this Custodial Agreement, as they may be amended from time to time.

(b) "Applicable Law" means any applicable statute, rule, regulation, regulatory guideline, order, law, ordinance or code; the common law and laws of equity; any binding court order, judgment or decree; any applicable industry code, rule, guideline, policy or standard enforceable by law (including as a result of participation in a self-regulatory organization), and any official interpretations of any of the foregoing.

(c) "Assets" means, as applicable, Digital Assets, Securities, and/or Fiat Currency.

(d) "Authorized Persons" means any person authorized by the Client to give Instructions to the Custodian or perform other operations through the Company Site on behalf of the Client (i.e. viewer, admin, enterprise owner, viewer with additional video rights, etc.).

(e) "Bank" means either (a) a U.S. banking institution insured by the Federal Deposit Insurance Corporation (FDIC) or (b) an organization that is organized under the laws of a foreign country, or a territory of the United States that is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or the country in which its principal banking operations are located.

(f) "Custodian" means BitGo Trust Company, Inc., a South Dakota trust company duly organized and chartered under § 51A-6A-1(12A) of the South Dakota Banking Law and licensed to act as custodian of Client's    Assets on Client's behalf.

(g) "Digital Assets" means digital assets, virtual currencies, tokens, or coins, held for Client under the terms of this Agreement.

(h) "Fiat Currency" means certain supported fiat currencies, such as U.S. Dollars.

(i). "Platform Provider" means the third-party hosted application that electronically refers Client to the Custodian for access to the Services with no integration agreement via API.

(j) "Securities" means, without limitation, common stock and other equity securities, shares, units, bonds, debentures and other debt securities, notes, mortgages, or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

## 1. SERVICES.

1.1. **Custodian.** Client authorizes, approves, and directs Custodian to establish and maintain one or more custody accounts on its books (each a "Custodial Account"), pursuant to the terms of this Agreement, for the receipt, safekeeping, and maintenance of supported Digital Assets, Fiat Currency, and Securities ("Custodial Services").

1.2. **Wallet Software and Non-Custodial Wallet Service.**

(a) Custodian also provides Client with the option to create non-custodial wallets that support certain Digital Assets via an API and web interface ("Wallet Services"). Wallet Services are provided by BitGo, Inc, an affiliate of Custodian ("BitGo Inc."). Wallet Services provide access to wallets where BitGo Inc. holds a minority of the keys, and Client is responsible for holding a majority of the keys ("Client Keys").

(b) The Wallet Services do not send or receive Fiat Currency or Digital Assets. The Wallet Services enable Client to interface with virtual currency networks to view and transmit information about a public cryptographic key commonly referred to as a blockchain address. As further set forth in Section 3.5, Client assumes all responsibility and liability for securing the Client Keys. Further, Client assumes all responsibility and liability for creation, storage, and maintenance of any backup keys associated with accounts created using the Wallet Services.

(c) Client's use of the Wallet Services is subject to the terms and conditions set forth at https://www.bitgo.com/terms (the "Wallet Terms"), as they may be amended from time to time. In the event of a conflict between the Wallet Terms and the terms of this Agreement, the terms of this Agreement shall control.

1.3. **Fiat Services.**

(a) As part of Custodial Services, Client may use Custodian to safeguard Fiat Currency in a Custodial Account for Client's benefit ("Fiat Services"). Custodian will custody Fiat Currency in one or more of the following "Customer Omnibus Accounts", as determined by Custodian: (i) deposit accounts established by Custodian with a Bank (each an "Omnibus Deposit Account"); (ii) money market accounts established by Custodian at a Bank (each, a "Money Market Account") and/or (iii) such other accounts as may be agreed between Client and Custodian in writing from time to time.

(b) Each Customer Omnibus Account shall be titled in the name of Custodian or in the name of Custodian for the benefit of its customers, in either case under the control of Custodian. Each Customer Omnibus Account shall be maintained separately and apart from Custodian's business, operating, and reserve accounts. Each Omnibus Account constitutes a banking relationship between Custodian and the relevant Bank and shall not constitute a custodial relationship between Custodian and Bank.

(c) Client acknowledges and agrees that Custodian may hold some or any portion of Fiat Currency in accounts that may or may not receive interest or other earnings. Client hereby agrees that the amount of any such interest or earnings attributable to such Fiat Currency in Customer Omnibus Accounts shall be retained by Custodian as additional consideration for its services under this Agreement, and nothing in this Agreement entitles Client to any portion of such interest or earnings. In addition, Custodian may receive earnings or compensation for a Customer Omnibus Account in the form of services provided at a reduced rate or similar compensation. Client agrees that any such compensation shall be retained by Custodian, Client understands and agrees that Client is not entitled to any portion of such compensation, and no portion of any such compensation shall be paid to or for Client. Client further acknowledges that Client's rights in the Customer Omnibus Accounts is limited to the specific amount of Fiat Currency Client custodies via the Fiat Services, as may be limited herein and by applicable law.

(d) Client acknowledges and agrees that it may send Fiat Currency to Custodian or from Custodian to an external account either by wire deposit or Automated Clearing House ("ACH") transfer. Wire deposits and ACH transfers are subject to differing processes, rules, and timelines. Client agrees to the terms and conditions presented in Appendix 2 of this Agreement (the "ACH Transfer Terms & Conditions"), which will apply to any ACH transfer that Client chooses to initiate to or from Custodian.

(e) Wire deposits sent before 4 PM ET by domestic or international wire from Client's account(s) at a depository institution that has been approved by Custodian will typically settle and be credited to Custodian's Omnibus Account on the same day or next business day. Wire withdrawals initiated before 4 PM ET will typically be processed on the same day or next business day. Wire deposits may not be credited and wire withdrawals may not be processed outside of normal banking hours. Client agrees and understands that wire deposit settlement times and wire withdrawal transfer times are subject to factors outside of Custodian's control, including, among other things, processes and operations related to the Customer Bank Account and the Custodian's Bank.

## 1.4. Securities Services.

(a) To Custodial Account. Subject to the terms of this Agreement, Client may transfer Securities from itself, an external provider, or other third parties to a Custodial Account. Prior to any transfer of Securities to a Custodial Account, Client will send Instructions to Custodian. The Custodian is not obligated to credit any Securities to the Account before the Custodian actually receives such Securities by final settlement.

    i.    Upon receiving such Instructions and verifying the transferred Securities and that such Instructions comply with Section 2.3, Custodian will provide Client with settlement instructions, including specific account details and delivery instructions. Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

    ii.    Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b) From Custodial Account. Subject to the terms of this Agreement, Client may initiate the transfer of Securities from the Custodial Account by sending Instructions to Custodian.

    i.    Upon receiving the Instructions and verifying the request complies with Section 2.3, Custodian will provide Client with settlement instructions for the requested transfer. Client will follow the provided instructions to initiate the transfer from the Custodial Account.

    ii.    Custodian will provide Client with a confirmation of the pending transfer.

    iii.    If Instructions would result in the transfer of Securities exceeding the available balance in the Account, Custodian may reject such Instructions at its sole discretion.

iv.     If Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("Security Instruction Token(s)" or "SIT(s)"), and Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, Client acknowledges and agrees that Custodian will recognize such transfer as an Instruction by Client to Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

**1.5.**    **Third-Party Payments**. The Custodial Services are not intended to facilitate third-party payments of any kind, which shall include the use of Fiat Currency, Securities, and/or Digital Assets. As such, Custodian has no control over, or liability for, the delivery, quality, safety, legality or any other aspect of any goods or services that Client may purchase or sell to or from a third party (including other users of Custodial Services) involving     Assets that Client intends to store, or have stored, in Client's Custodial Account.

**1.6.**    **API Access.**

(a)    Most Services are provided through https://www.bitgo.com/ or any associated websites or application programming interfaces ("APIs") (collectively, the "Company Site"). Client may elect to utilize the APIs either directly or indirectly within an independently developed application ("Developer Application").

(b)    All API-based Services are subject to usage limits and the terms and conditions set forth at https://www.bitgo.com/legal/services-agreement (the "API Terms"), as they may be amended from time to time.  In the event of a conflict between the API Terms and the terms of this Agreement, the terms of this Agreement shall control. If Client exceeds a usage limit, Custodian may provide assistance to seek to reduce Client usage so that it conforms to that limit. If Client is unable or unwilling to abide by the usage limits, Client will order additional quantities of the applicable Services promptly upon request or pay Custodian's invoices for excess usage.

**1.7.**    **Fees.** The fees associated with the Services shall be calculated, invoiced and paid in accordance with Schedule A ("Fee Schedule"). Custodian reserves the right to revise its Fee Schedule at any time following the Initial Term, provided that Custodian will provide Client with at least thirty (30) days' advance notice of any such revision.  Within such 30-day period, Client may terminate this Agreement in accordance with Section 5.4 and discontinue the Services hereunder at no additional charge to Client.

**1.8.**    **Acknowledgement of Risks.**

(a)    <u>General Risks; No Investment, Tax, or Legal Advice; No Brokerage</u>. CLIENT ACKNOWLEDGES THAT CUSTODIAN DOES NOT PROVIDE INVESTMENT, TAX, OR LEGAL ADVICE, NOR DOES CUSTODIAN BROKER TRANSACTIONS ON CLIENT'S BEHALF. CLIENT ACKNOWLEDGES THAT CUSTODIAN HAS NOT PROVIDED AND WILL NOT PROVIDE ANY ADVICE, GUIDANCE OR RECOMMENDATIONS TO CLIENT WITH REGARD TO THE SUITABILITY OR VALUE OF ANY DIGITAL ASSETS OR SECURITIES, AND THAT CUSTODIAN HAS NO LIABILITY REGARDING ANY SELECTION OF A DIGITAL ASSET OR SECURITY THAT IS HELD BY CLIENT THROUGH CLIENT'S CUSTODIAL ACCOUNT AND THE CUSTODIAL SERVICES OR THE WALLET SERVICES. ALL DEPOSIT AND WITHDRAWAL TRANSACTIONS ARE EXECUTED BASED ON CLIENT'S INSTRUCTIONS, AND CLIENT IS SOLELY RESPONSIBLE FOR DETERMINING WHETHER ANY INVESTMENT, INVESTMENT STRATEGY, OR RELATED

TRANSACTION INVOLVING DIGITAL ASSETS OR SECURITIES IS APPROPRIATE FOR CLIENT BASED ON CLIENT'S INVESTMENT OBJECTIVES, FINANCIAL CIRCUMSTANCES, AND RISK TOLERANCE. CLIENT SHOULD SEEK LEGAL AND PROFESSIONAL TAX ADVICE REGARDING ANY TRANSACTION.

(b) <u>Material Risk in Investing in Digital Currencies</u>. CLIENT ACKNOWLEDGES THAT:

(1) VIRTUAL CURRENCY IS NOT LEGAL TENDER, IS NOT BACKED BY THE GOVERNMENT, AND ACCOUNTS AND VALUE BALANCES ARE NOT SUBJECT TO FEDERAL DEPOSIT INSURANCE CORPORATION OR SECURITIES INVESTOR PROTECTION CORPORATION PROTECTIONS;
(2) LEGISLATIVE AND REGULATORY CHANGES OR ACTIONS AT THE STATE, FEDERAL, OR INTERNATIONAL LEVEL MAY ADVERSELY AFFECT THE USE, TRANSFER, EXCHANGE, AND VALUE OF VIRTUAL CURRENCY;
(3) TRANSACTIONS IN VIRTUAL CURRENCY MAY BE IRREVERSIBLE, AND, ACCORDINGLY, LOSSES DUE TO FRAUDULENT OR ACCIDENTAL TRANSACTIONS MAY NOT BE RECOVERABLE;
(4) SOME VIRTUAL CURRENCY TRANSACTIONS SHALL BE DEEMED TO BE MADE WHEN RECORDED ON A PUBLIC LEDGER, WHICH IS NOT NECESSARILY THE DATE OR TIME THAT THE CUSTOMER INITIATES THE TRANSACTION;
(5) THE VALUE OF VIRTUAL CURRENCY MAY BE DERIVED FROM THE CONTINUED WILLINGNESS OF MARKET PARTICIPANTS TO EXCHANGE FIAT CURRENCY FOR VIRTUAL CURRENCY, WHICH MAY RESULT IN THE POTENTIAL FOR PERMANENT AND TOTAL LOSS OF VALUE OF A PARTICULAR VIRTUAL CURRENCY SHOULD THE MARKET FOR THAT VIRTUAL CURRENCY DISAPPEAR;
(6) THERE IS NO ASSURANCE THAT A PERSON WHO ACCEPTS A VIRTUAL CURRENCY AS PAYMENT TODAY WILL CONTINUE TO DO SO IN THE FUTURE;
(7) THE VOLATILITY AND UNPREDICTABILITY OF THE PRICE OF VIRTUAL CURRENCY RELATIVE TO FIAT CURRENCY MAY RESULT IN SIGNIFICANT LOSS OVER A SHORT PERIOD OF TIME;
(8) THE NATURE OF VIRTUAL CURRENCY MAY LEAD TO AN INCREASED RISK OF FRAUD OR CYBER ATTACK;
(9) THE NATURE OF VIRTUAL CURRENCY MEANS THAT ANY TECHNOLOGICAL DIFFICULTIES EXPERIENCED BY THE LICENSEE MAY PREVENT THE ACCESS OR USE OF A CUSTOMER'S VIRTUAL CURRENCY; AND
(10) ANY BOND OR TRUST ACCOUNT MAINTAINED BY THE LICENSEE FOR THE BENEFIT OF ITS CUSTOMERS MAY NOT BE SUFFICIENT TO COVER ALL LOSSES INCURRED BY CUSTOMERS.

(c) CLIENT ACKNOWLEDGES THAT USING DIGITAL ASSETS AND ANY RELATED NETWORKS AND PROTOCOLS, INVOLVES SERIOUS RISKS. CLIENT AGREES THAT IT HAS READ AND ACCEPTS THE RISKS LISTED IN THIS SECTION 1.6, WHICH IS NON-EXHAUSTIVE AND WHICH MAY NOT CAPTURE ALL RISKS ASSOCIATED WITH CLIENT'S ACTIVITY. IT IS CLIENT'S DUTY TO LEARN ABOUT ALL THE RISKS INVOLVED WITH DIGITAL ASSETS AND ANY RELATED PROTOCOLS AND NETWORKS. CUSTODIAN MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE VALUE OF DIGITAL ASSETS OR THE SECURITY OR PERFORMANCE OF ANY RELATED NETWORK OR PROTOCOL.

(d) Risks in Relation to Securities Transactions. SUBJECT TO THE TERMS OF THIS AGREEMENT, THE CLIENT MAY TRANSFER SECURITIES FROM ITSELF, AN EXTERNAL PROVIDER, OR OTHER THIRD PARTIES TO A CUSTODIAL ACCOUNT. THE CLIENT WILL BEAR THE SOLE RISK AND EXPENSE ASSOCIATED WITH THE TRANSFER OF SECURITIES, INCLUDING ANY DELAYS OR INABILITY TO ACHIEVE FINAL SETTLEMENT AS REQUIRED BY THIS AGREEMENT. THE CUSTODIAN WILL FOLLOW ESTABLISHED INDUSTRY PRACTICES AND RELEVANT REGULATIONS TO FACILITATE THE TIMELY SETTLEMENT OF SECURITIES TRANSACTIONS. HOWEVER, THE CUSTODIAN WILL NOT BE LIABLE FOR ANY DELAYS OR FAILURES IN SETTLEMENT ARISING FROM CIRCUMSTANCES BEYOND ITS REASONABLE CONTROL OR THAT ARE ATTRIBUTABLE TO THE ACTIONS OR OMISSIONS OF THIRD PARTIES INVOLVED IN THE SETTLEMENT PROCESS. THE CLIENT ACKNOWLEDGES THAT THE SETTLEMENT OF SECURITIES MAY INVOLVE INTERMEDIARY ENTITIES, SUCH AS CLEARINGHOUSES, DEPOSITORIES, OR TRANSFER AGENTS, AND THAT THE CUSTODIAN'S ROLE IS LIMITED TO THE CUSTODY, AND TRANSFER, AND PROVISION OF OTHER SERVICES WITH RESPECT TO OF THE SECURITIES AS INSTRUCTED BY THE CLIENT.

## 2. CUSTODIAL ACCOUNT.

### 2.1. Registration; Authorized Persons

(a) To use the Custodial Services, Client must create a Custodial Account by providing Custodian with all information requested. Custodian may, in its sole discretion, refuse to allow Client to establish a Custodial Account, limit the number of Custodial Accounts, and/or decide to subsequently terminate a Custodial Account.

(b) Client will maintain an updated and current list of Authorized Persons at all times on the Company Site and will immediately notify Custodian of any changes to the list of Authorized Persons by updating the list on the Company Site, including for termination of employment, or otherwise. Client shall make available all necessary documentation and identification information, as reasonably requested by Custodian to confirm: (i) the identity of each Authorized Person; (ii) that each Authorized Person is eligible to be deemed an "Authorized Person" as defined in this Agreement; and (iii) the party(ies) requesting the changes in the list of Authorized Persons have valid authority to request changes on behalf of Client.

### 2.2. General.
The Custodial Services allow Client to deposit supported Assets to Client's Account, and to withdraw supported Assets from Client's Custodial Account to an external location, in each case, pursuant to Instructions Client provides through the Company Site (each such transaction is a "Custody Transaction"). The Assets stored in Client's Custodial Account will not be commingled with other Assets without express action taken by Client and will be held in custody pursuant to the terms of this Agreement. Custodian reserves the right to refuse to process or to cancel any pending Custody Transaction: as required by Applicable Law; to enforce transaction, threshold, and condition limits; or if Custodian reasonably believes that the Custody Transaction may violate or facilitate the violation of any Applicable Law, regulation or rule of a governmental authority or self-regulatory organization. Custodian cannot reverse a Custody Transaction which has been broadcast to a Digital Asset network.

### 2.3. Instructions.

(a) Custodian acts upon instructions ("Instructions") given by Authorized Persons that are received and verified by Custodian in accordance with its procedures and this Agreement.

(b) Instructions will be required for any action requested of the Custodian. Instructions shall continue in full force and effect until canceled (if possible) or executed.

(c) The Custodian shall be entitled to rely upon any Instructions it receives from an Authorized Person (or from a person reasonably believed by the Custodian to be an Authorized Person) pursuant to this Agreement.

(d) The Custodian may assume that any Instructions received hereunder are not in any way inconsistent with the provisions of organizational documents of the Client or of any vote, resolution, or proper authorization and that the Client is authorized to take the actions specified in the Instructions.

(e) Client must verify all transaction information prior to submitting Instructions to the Custodian. The Custodian shall have no duty to inquire into or investigate the validity, accuracy or content of any Instructions.

(f) If any Instructions are ambiguous, incomplete, or conflicting, Custodian may refuse to execute such Instructions until any ambiguity, incompleteness, or conflict has been resolved. Custodian may refuse to execute Instructions if, in its sole opinion, such Instructions are outside the scope of its duties under this Agreement or are contrary to any Applicable Law.

(g) Client is responsible for Losses (as defined below) resulting from inaccurate Instructions (e.g., if Client provides the wrong destination address for executing a withdrawal transaction). Custodian does not guarantee the identity of any user, receiver, requestee, or other party to a Custody Transaction. Custodian shall have no liability whatsoever for failure to perform pursuant to such Instructions except in the case of Custodian's gross negligence, fraud, or willful misconduct.

(h) Unless otherwise directed by Client and confirmed by Custodian in writing, Client expressly acknowledges and agrees that the Platform Provider shall constitute an Authorized Person. Any and all Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider will be deemed as proper Instructions.

**2.4.    Digital Asset Deposits and Withdrawals.**

(a) Prior to initiating a deposit of Digital Assets to Custodian, Client must confirm that Custodian offers Custodial Services for that specific Digital Asset. The list of supported Digital Assets is currently available at: https://www.bitgo.com/resources/coins. The foregoing list or foregoing URL may be updated or changed from time to time in Custodian's sole discretion. By initiating a deposit of Digital Assets to a Custodial Account, Client attests that Client has confirmed that the Digital Asset being transferred is supported by Custodian.

(b) Client must initiate any withdrawal request through Client's Custodial Account to a Client wallet address. Custodian will process withdrawal requests for amounts under $250,000, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period without video verification, to a Client-whitelisted address which has been previously used to which Client has made a withdraw to at least once. The time of such a request shall be considered the time of transmission of such notice from Client's Custodial Account. Custodian reserves the right to request video verification for any transaction or series of transactions under the threshold of $250,000. Custodian will require video verification for withdrawal requests greater than $250,000 or requests made to a new address, either in a single transaction or aggregated in a series of transactions, during a rolling 24 hour period; provided, Custodian can require video calls for amounts less than $250,000 if it deems necessary for security, compliance, or any other purposes in its sole discretion. The initiation of the 24 hour time period to process the withdrawal request shall be considered at the time at which client completes video verification.

(c) As further set forth in Section 3.5, Client must manage and keep secure any and all information or devices associated with deposit and withdrawal procedures, including YubiKeys and passphrases or other security or confirmation information. Custodian reserves the right to charge or pass through network fees (e.g. miner fees or validator fees) to process a Digital Asset transaction on Client's behalf. Custodian will notify Client of the estimated network fee at or before the time Client authorizes the transaction.

## 2.5. Access Time.

(a) Custodian requires up to 24 hours (excluding weekends and US federal holidays) between any request to withdraw Digital Assets or Securities from Client's Custodial Account and submission of Client's withdrawal to the applicable Digital Asset network.

(b) Custodian reserves the right to take additional time beyond the 24 hour period if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with Custodian documented protocols, which may change from time to time at the sole discretion of Custodian.

(c) Custodian makes no representations or warranties with respect to the availability and/or accessibility of the Digital Assets or Securities. Custodian will make reasonable efforts to ensure that Client initiated deposits are processed in a timely manner, but Custodian makes no representations or warranties regarding the amount of time needed to complete processing of deposits which is dependent upon factors outside of Custodian's control.

2.6. **Supported Digital Assets.** The Custodial Services are available only in connection with those Digital Assets that Custodian supports (list currently available at https://www.bitgo.com/resources/coins). The Digital Assets that Custodian supports may change from time to time in Custodian's discretion. Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the Custodial Services for Digital Assets that Custodian does not support. Custodian may, from time to time, determine types of Digital Assets that will be supported or cease to be supported by the Custodial Services. Custodian will use commercially reasonable efforts to provide Client with thirty (30) days' prior written notice before ceasing to support a Digital Asset, unless Custodian is required to cease such support sooner to comply with Applicable Law or in the event such support creates an urgent security or operational risk in Custodian's reasonable discretion (in which event Custodian will provide as much notice as is practicable under the circumstances). Under no circumstances should Client attempt to use the Custodial Services to deposit or store any Digital Assets that are not supported by Custodian. Depositing or attempting to deposit Digital Assets that are not supported by Custodian will result in such Digital Asset being unretrievable by Client and Custodian.

2.7. **Advanced Protocols.** Unless specifically announced on the Custodian or Company website, Custodian does not support airdrops, side chains, or other derivative, enhanced, or forked protocols, tokens, or coins which supplement or interact with a Digital Asset supported by Custodian (collectively, "Advanced Protocols"). Client shall not use its Custodial Account to attempt to receive, request, send, store, or engage in any other type of transaction involving an Advanced Protocol. Custodian assumes absolutely no responsibility whatsoever in respect to Advanced Protocols.

**2.8.    Operation of Digital Asset Protocols.**

(a)    Custodian does not own or control the underlying software protocols which govern the operation of Digital Assets supported on the Custodian platform. By using the Custodial Services, Client acknowledges and agrees that (i) Custodian is not responsible for operation of the underlying protocols and that Custodian makes no guarantee of their functionality, security, or availability; and (ii) the underlying protocols are subject to sudden changes in operating rules (a.k.a. "forks"), and (iii) that such forks may materially affect the value, function, and/or even the name of the Digital Assets that Client stores in Client's Custodial Account. In the event of a fork, Client agrees that Custodian may temporarily suspend Custodian operations with respect to the affected Digital Assets (with or without advance notice to Client) and that Custodian may, in its sole discretion, decide whether or not to support (or cease supporting) either branch of the forked protocol entirely. Client acknowledges and agrees that Custodian assumes absolutely no liability whatsoever in respect of an unsupported branch of a forked protocol or its determination whether or not to support a forked protocol.

(b)    Client agrees that all "airdrops" (free distributions of certain Digital Assets) and forks will be handled by Custodian pursuant to its fork policy (the "Fork Policy") (currently available at [www.bitgo.com/resources/bitgo-fork-policy](www.bitgo.com/resources/bitgo-fork-policy)). Client acknowledges that Custodian is under no obligation to support any airdrops or forks, or handle them in any manner, except as detailed above and in the Fork Policy. Client further acknowledges that Custodian, at its sole discretion, may update the Fork Policy from time to time and/or the URL at which it is available and Client agrees that Client is responsible for reviewing any such updates. Client is under no obligation to provide notification to Client of any modification to the Fork Policy.

**2.9.    Account Statements.**

(a)    Custodian will provide Client with an electronic account statement every calendar quarter. Each statement will be provided via the Custodian's website and notice of its posting will be sent via electronic mail.

(b)    The Client will have forty-five (45) days to file any written objections or exceptions with the Custodian after the posting of a Custodial Account statement online. If the Client does not file any objections or exceptions within a forty-five (45) day period, this shall indicate the Client's approval of the statement and will preclude the Client from making future objections or exceptions regarding the information contained in the statement. Such approval by the Client shall be full acquittal and discharge of Custodian regarding the transactions and information on such statement.

(c)    To value Digital Assets held in the Client's account, the Custodian will electronically obtain USD equivalent prices from digital asset market data with amounts rounded up to the seventh decimal place to the right. Custodian cannot guarantee the accuracy or timeliness of prices received and the prices are not to be relied upon for any investment decisions for the Client's account.

**2.10.    Independent Verification.** If Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, Custodian shall, upon written request, provide Client's authorized independent public accountant confirmation of, or access to, information sufficient to confirm (i) Client's

Digital Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) Client's Digital Assets are held either in a separate account under Client's name or in accounts under Client's name as agent or trustee for Client's clients.

2.11. **Support and Service Level Agreement.** Custodian will use commercially reasonable efforts: (i) to provide reasonable technical support to Client, by email or telephone, during Custodian's normal business hours (9:30 AM to 6 PM ET); (ii) to respond to support requests in a timely manner; (iii) resolve such issues by providing updates and/or workarounds to Client (to the extent reasonably possible and practical), consistent with the severity level of the issues identified in such requests and their impact on Client's business operations; (iv) abide by the terms of the Service Level Agreement currently made available at https://www.bitgo.com/resources/bitgo-service-level-agreement (as Service Level Agreement or the URL at which it is made available may be amended from time to time); and (vii) to make Custodial Accounts available via the internet 24 hours a day, 7 days a week.

2.12. **Clearing and Settlement Services.**

(a) Custodian may  offer clearing and settlement services (the "Settlement Services") that facilitate the settlement of transactions of Digital Assets, Securities, or Fiat Currency between Client and Client's trade counterparty that also has a Custodial Account with Custodian ("Settlement Partner"). Client acknowledges that the Settlement Service is an API  product complemented by a Web user interface (UI). Clients may utilize the Settlement Services by way of settlement of one-sided requests with counterparty affirmation or one-sided requests with instant settlement; and two-sided requests with reconciliation. Client understands that the Assets available for use within the Settlement Services may not include all of Client's Assets under custody.  For the avoidance of doubt, use of the API product is subject to the terms and conditions set forth in Section 1.4 of this Agreement.

(b) The Settlement Services allow Client to submit, through the Custodian's settlement platform, a request to settle a purchase or sale of Assets with a Settlement Partner. Client authorizes Custodian to accept Client's cryptographic signature submitted by way of the Settlement Services API. When a cryptographic signature is received by way of the Settlement Services along with the settlement transaction details, Client is authorizing Custodian to act on Client's direction to settle such transaction.

   i.   A one-sided request with counterparty affirmation requires Client to submit a request, including its own cryptographic signature on the trade details, via API calls. Custodian will notify the Settlement Partner and lock funds of both parties while waiting for the Settlement Partner to affirm the request. Custodian will settle the trade immediately upon affirmation and the locked  funds will be released.

   ii.  A one-sided request with instant settlement requires one side of the trade to submit a request, including cryptographic signatures of both parties to the trade, via API calls. Custodian will settle the trade immediately.

   iii. A two-sided request with reconciliation requires that both Client and Settlement Partner submit requests via API calls, with each party providing their own cryptographic signatures. Custodian will reconcile the trades and settle immediately upon successful reconciliation.

   iv.  In any one-sided or two sided request, the Settlement Partner  must be identified and selected by Client prior to submitting a settlement request.

v. Client may submit a balance inquiry through the settlement platform, to verify that Settlement Partner has a sufficient balance of the applicable Asset(s) to be transacted before the Parties execute a transaction. This balance inquiry function is to be utilized only for the purpose of executing a trade transaction to ensure the Settlement Partner has sufficient Assets to settle the transaction. Client hereby expressly authorizes and consents to Custodian providing access to such information to Client's Settlement Partner in order to facilitate the settlement.

vi. Client and Settlement Partner's Custodial Accounts must have sufficient Assets prior to initiating any settlement request. The full amount of assets required to fulfill a transaction are locked until such order has been completed. All orders are binding on Client and Client's Custodial Account. Custodian does not guarantee that any settlement will be completed by any Settlement Partner. Client may not be able to withdraw an offer (or withdraw its acceptance of an offer) prior to completion of a settlement and Custodian shall not be liable for the completion of any order after a cancellation request has been submitted.

vii. Client acknowledges and accepts responsibility for ensuring only an appropriate Authorized Person of its Custodial Account has access to the API key(s).

viii. Client further understands and agrees that Client is solely responsible for any decision to enter into a settlement by way of the Settlement Services, including the evaluation of any and all risks related to any such transaction and has not relied on any statement or other representation of Custodian. Client understands that Custodian is a facilitator and not a counterparty to any settlement; and, as a facilitator, Custodian bears no liability with respect to any transaction and does not assume any clearing risk.

ix. Any notifications that Client may receive regarding the Settlement Services are Client's responsibility to review in a timely manner.

(c) Upon execution of the settlement, the Settlement Services shall provide Client, by electronic means, a summary of the terms of the transaction, including: the type of Digital Asset or Securities purchased or sold; the delivery time; and the purchase or sale price. Settlement of a transaction is completed in an omnibus account by way of offsetting ledger transactions.

(d) Custodian reserves the right to refuse to settle any transaction, or any portion of any transaction, for any reason, at its sole discretion. Custodian bears no responsibility if any such order was placed or active during any time the Settlement Services system is unavailable or encounters an error; or, if any such order triggers certain regulatory controls.

(e) Client understands and agrees that Custodian may charge additional fees for the Settlement Services furnished to Client as indicated in the Fee Schedule attached as Schedule A and any amendments to Schedule A.

(f) Clearing and settlement transactions shall be subject to all Applicable Law.

## 3. USE OF SERVICES.

**3.1.** **Company Site and Content.** Custodian hereby grants Client a limited, nonexclusive, non transferable, revocable, royalty-free license, subject to the terms of this Agreement, to access and use the Company Site and related content, materials, information (collectively, the "Content") solely for using the Services in accordance with this Agreement. Any other use of the Company Site or Content is expressly prohibited and all other right, title, and interest in the Company Site or Content is exclusively the property of Custodian and its licensors. Client shall not copy, transmit, distribute, sell, license, reverse engineer, modify, publish, or participate in the transfer or sale of, create derivative works from, or in any other way exploit any of the Content, in whole or in part. "www.bitgo.com," "BitGo," "BitGo Custody," and all logos related to the Custodial Services or displayed on the Company Site are either trademarks or registered marks of Custodian or its licensors. Client may not copy, imitate or use them without Custodian's prior written consent in each instance.

3.2. **Website Accuracy.** Although Custodian intends to provide accurate and timely information on the Company Site, the Company Site (including, without limitation, the Content, but excluding any portions thereof that are specifically referenced in this Agreement) may not always be entirely accurate, complete, or current and may also include technical inaccuracies or typographical errors. In an effort to continue to provide Client with as complete and accurate information as possible, such information may be changed or updated from time to time without notice, including without limitation information regarding Custodian policies, products and services. Accordingly, Client should verify all information before relying on it, and all decisions based on information contained on the Company Site are Client's sole responsibility and Custodian shall have no liability for such decisions. Links to third-party materials (including without limitation websites) may be provided as a convenience but are not controlled by Custodian. Custodian is not responsible for any aspect of the information, content, or services contained in any third-party materials or on any third-party sites accessible from or linked to the Company Site.

3.3. **Third-Party or Non-Permissioned Users.** Client acknowledges that granting permission to a third party or non-permissioned user to take specific actions on Client's behalf does not relieve Client of any of Client's responsibilities under this Agreement and may violate the terms of this Agreement. Client is fully responsible for all activities taken on Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Further, Client acknowledges and agrees that Client will not hold Custodian responsible for, and will indemnify, defend and hold harmless the Custodian Indemnitees (as defined below) from and against any Losses arising out of or related to any act or omission of any party using Client's Custodial Account (including, without limitation, acts or omissions of any third party or non-permissioned user with access to Client's Custodial Account). Client must notify Custodian immediately if a third party or non-permissioned user accesses or connects to Client's Custodial Account by contacting Client's Custodial Account representative or by emailing security@bitgo.com from the email address associated with Client's Custodial Account.

3.4. **Prohibited Use.** Client acknowledges and agrees that Custodian may monitor use of the Services and the resulting information may be utilized, reviewed, retained and or disclosed by Custodian in aggregated and non-identifiable forms for its legitimate business purposes or in accordance with Applicable Law. Client will not use the Services, directly or indirectly via the Developer Application, to: (i) upload, store or transmit any content that is infringing, libelous, unlawful, tortious, violate privacy rights, or that includes any viruses, software routines or other code designed to permit unauthorized access, disable, erase, or otherwise harm software, hardware, or data; (ii) engage in any activity that interferes with, disrupts, damages, or accesses in an unauthorized manner the Services, servers, networks, data, or other properties of Custodian or of its suppliers or licensors; (iii) develop, distribute, or make available the Developer Application in any way in furtherance of criminal, fraudulent, or other unlawful activity; (iv) make the

Services available to, or use any Services for the benefit of, anyone other than Client or end users of the Developer Application; (v) sell, resell, license, sublicense, distribute, rent or lease any Services, or include any Services in a Services bureau or outsourcing offering; (vi) permit direct or indirect access to or use of any Services in a way that circumvents a contractual usage limit; (vii) obscure, remove, or destroy any copyright notices, proprietary markings or confidential legends; (viii) to build a competitive product or service; (ix) distribute the Developer Application in source code form in a manner that would disclose the source code of the Services; or (x) reverse engineer, decrypt, decompile, decode, disassemble, or otherwise attempt to obtain the human readable form of the Services, to the extent such restriction is permitted by applicable law. Client will comply with the restrictions set forth in Appendix 1.

**3.5.   Security; Client Responsibilities.**

(a)   Client is responsible for maintaining adequate security and control of any and all Client Keys, IDs, passwords, hints, personal identification numbers , non-custodial wallet keys, API keys, yubikeys, 2-factor authentication devices or backups, or any other codes that Client uses to access the Services. Any loss or compromise of the foregoing information and/or Client's personal information may result in unauthorized access to Client's Custodial Account by third parties and the loss or theft of Assets    . Client is responsible for keeping Client's email address and telephone number up to date in Client's profile in order to receive any notices or alerts that Custodian may send Client. Custodian assumes no responsibility for any loss that Client may sustain due to compromise of login credentials due to no fault of Custodian and/or failure to follow or act on any notices or alerts that Custodian may send to Client. In the event Client believes Client's Custodial Account information has been compromised, Client will contact Custodian Support immediately at security@bitgo.com.

(b)   Client will ensure that all Authorized Persons will be adequately trained to safely and securely access the Services, including understanding of general security principles regarding passwords and physical security of computers, keys, and personnel.

(c)   Client will immediately notify Custodian of any unauthorized access, use or disclosure of Client's Account credentials, or any relevant breach or suspected breach of security (including breach of Client's systems, networks or developer applications). Client will provide Custodian with all relevant information Custodian reasonably requests to assess the security of the assets, Custodial Accounts and wallets.

**3.6.   Taxes.** The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Custodial Accounts, and transactions, and the Client will timely pay all such taxes and will file all returns, reports, and disclosures required by Applicable Law.  Client is solely responsible for any taxes applicable to any deposits or withdrawals Client conducts through the Custodial Services, and for withholding, collecting, reporting, and/or remitting the correct amount of taxes to the appropriate tax authorities. Client's deposit and withdrawal history is available by accessing Client's Custodial Account through the Company Site or by contacting Custodian directly. If Custodian or an affiliate of Custodian has a legal obligation to pay or collect taxes for which Client is responsible, Client will be invoiced for the relevant amount and Client will pay that amount unless Client provides the Custodian or relevant affiliate of Custodian with a valid tax exemption certificate authorized by the appropriate taxing authority.

**3.7.   Third Party Providers.** Client acknowledges and agrees that the Services may be provided from time to time by, through or with the assistance of affiliates of or vendors to Custodian, including

BitGo Inc. as described above. Custodian shall remain liable for its obligations under this Agreement in the event of any breach of this Agreement caused by such affiliates or any vendor.

**3.8.    Developer Applications.**

(a)   Subject to Custodian's acceptance of Client as a developer, and subject to Client's performance of its obligations under this Agreement, Custodian grants Client a nonassignable, non-transferrable, revocable, personal and non-exclusive license under Custodian's applicable intellectual property rights to use and reproduce the Custodian software development kit for Developer Applications.

(b)   Client agrees that all end users of any Developer Application will be subject to the same use restrictions that bind Client under this Agreement (including under Section 3.4 (Prohibited Use) and Appendix 1).

(c)   Client is solely responsible and has sole liability for Client's end users that access or use the Services via the Developer Application and all acts or omissions taken by such end users will be deemed to have been taken (or not taken) by Client. Client is responsible for the accuracy, quality and legality of Developer Application content and user data. Client will comply with, and ensure that Client's Developer Application and end users comply with all Applicable Law.

# 4. CUSTODIAN OBLIGATIONS.

**4.1.    Insurance.** Custodian will obtain and/or maintain insurance coverage in such types and amounts as are commercially reasonable for the Custodial Services provided hereunder.    Client acknowledges that any insurance related to theft of Digital Assets will apply to Custodial Services only (where keys are held by Custodian) and not Wallet Services for non-custodial accounts (where keys are held by Client).

**4.2.    Standard of Care.** Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, Custodian shall not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of gross negligence, fraud, or willful misconduct on the part of the Custodian. Custodian shall not be responsible for the title, validity or genuineness of any of the Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

**4.3.    Business Continuity Plan.** Custodian has established a business continuity plan that will support its ability to conduct business in the event of a significant business disruption ("SBD"). This plan is reviewed and updated annually, and can be updated more frequently, if deemed necessary by Custodian in its sole discretion. Should Custodian be impacted by an SBD, Custodian aims to minimize business interruption as quickly and efficiently as possible. To receive more information about Custodian's business continuity plan, please send a written request to security@bitgo.com.

# 5. TERM; TERMINATION.

**5.1.    Initial Term; Renewal Term.** This Agreement will commence on the Effective Date and will continue for one (1) year, unless earlier terminated in accordance with the terms of this Agreement (the "Initial Term"). After the Initial Term, this Agreement will automatically renew for successive one-year periods (each a "Renewal Term"), unless either party notifies the other of its intention not to renew at least sixty (60) days prior to the expiration of the then-current Term. "Term" means the Initial Term and any Renewal Term.

**5.2. Termination for Breach.** Either party may terminate this Agreement if the other party breaches a material term of this Agreement and fails to cure such breach within thirty (30) calendar days following written notice thereof from the other party.

**5.3. Suspension, Termination, or Cancellation by Custodian.**

(a) Custodian may suspend or restrict Client's access to the Custodial Services and/or deactivate, terminate or cancel Client's Custodial Account if:

    i.    Custodian is so required by a facially valid subpoena, court order, or binding order of a government authority;

    ii.    Custodian reasonably suspects Client of using Client's Custodial Account in connection with a Prohibited Use or Prohibited Business, as set forth in Appendix 1 to this Agreement;

    iii.    Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Custodial Account activity or the provision of the Custodial Account to Client by Custodian (including but not limited to any risk perceived by Custodian in the review of any materials, documents, information, statements or related materials provided by Client after execution of this Agreement);

    iv.    Custodian service partners are unable to support Client's use;

    v.    Client takes any action that Custodian deems as circumventing Custodian's controls, including, but not limited to, opening multiple Custodial Accounts, abusing promotions which Custodian may offer from time to time, or otherwise misrepresenting of any information set forth in Client's Custodial Account;

    vi.    Client fails to pay fees for a period of 90 days; or

    vii.    Client's Custodial Account has no Digital Assets, Fiat Currency, or Securities for 180 consecutive days.

(b) If Custodian suspends or restricts Client's access to the Custodial Services and/or deactivates, terminates or cancels Client's Custodial Account for any reason, Custodian will provide Client with notice of Custodian's actions via email unless prohibited by Applicable Law. Client acknowledges that Custodian's decision to take certain actions, including limiting access to, suspending, or closing Client's Custodial Account, may be based on confidential criteria that are essential to Custodian's compliance, risk management, or and security protocols. Client agrees that Custodian is under no obligation to disclose the details of any of its internal risk management and security procedures to Client.

(c) If Custodian terminates Client's Custodial Account, this Agreement will automatically terminate on the later of (i) the effective date of such cancellation or (ii) the date on which all of Client's funds are withdrawn.

**5.4. Effect of Termination.** On termination of this Agreement, (A) Client will shall withdraw all Assets associated with Client's Custodial Account within ninety (90) days after Custodial Account termination or cancellation unless such withdrawal is prohibited by Applicable Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority); (B) Client will pay all fees owed or accrued to Custodian through the date of Client's withdrawal of funds, which may include any applicable withdrawal fee; (C) Client authorizes Custodian to cancel or suspend any pending deposits or withdrawals as of the effective date of termination; and (D) the definitions set forth in this Agreement and Sections 1. 7, 1. 8, 5.4, 6, 8, 9.1, 10, 11, and 12 will survive.

**5.5. Early Termination.** Client may terminate this Agreement before the end of the current term if Client: (a) provides Custodian at least thirty (30) days written notice of Client's intent to exercise its termination right under this Section, (b) pays all outstanding amounts due under this Agreement through the date of termination and (c) pays a one-time early termination fee equal to the highest monthly fees due, excluding any Onboarding Fee, for any month of Services before such termination multiplied by the number of months remaining in the term, including partial months (the "Early Termination Fee"). Such termination will not be deemed effective unless and until (1) Client removes all assets from Custodial Accounts and Wallet Services, and (2) BitGo receives such Early Termination Fee, which Client understands and acknowledges will not be deemed a penalty but a figure reasonably calculated to reflect remaining payment due to Custodian in return for Client's term commitment. Client may not cancel the subscription of Services before the expiration of their current term, except as specified herein.

6. **DISPUTE RESOLUTION. THE PARTIES AGREE THAT ALL CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE USE OF THE SERVICES ("DISPUTES"), WHETHER ARISING PRIOR, ON, OR SUBSEQUENT TO THE EFFECTIVE DATE, SHALL BE ARBITRATED AS FOLLOWS: The Parties irrevocably agree to submit all Disputes between them to binding arbitration conducted under the Commercial Dispute Resolution Procedures of the American Arbitration Association (the "AAA"), including the Optional Procedures for Large Complex Commercial Disputes. The place and location of the arbitration shall be in Sioux Falls, South Dakota. All arbitration proceedings shall be closed to the public and confidential and all related records shall be permanently sealed, except as necessary to obtain court confirmation of the arbitration award. The arbitration shall be conducted before a single arbitrator selected jointly by the parties. The arbitrator shall be a retired judge with experience in custodial and trust matters under South Dakota law. If the parties are unable to agree upon an arbitrator, then the AAA shall choose the arbitrator. The language to be used in the arbitral proceedings shall be English. The arbitrator shall be bound to the strict interpretation and observation of the terms of this Agreement and shall be specifically empowered to grant injunctions and/or specific performance and to allocate between the parties the costs of arbitration, as well as reasonable attorneys' fees and costs, in such equitable manner as the arbitrator may determine. Judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based upon such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Notwithstanding the foregoing, either party shall have the right, without waiving any right or remedy available to such party under this Agreement or otherwise, to seek and obtain from any court of competent jurisdiction any interim or provisional relief that is necessary or desirable to protect the rights or property of such party, pending the selection of the arbitrator hereunder or pending the arbitrator's determination of any dispute, controversy or claim hereunder.**

7. **REPRESENTATIONS, WARRANTIES, AND COVENANTS.**

7.1.    **By Client.** Client represents, warrants, and covenants to Custodian that:

(a) To the extent applicable, Client operates in full compliance with all Applicable Law in each jurisdiction in which Client operates, including without limitation applicable securities and commodities laws and regulations, efforts to fight the funding of terrorism and money laundering, sanctions regimes, licensing requirements, and all related regulations and requirements. Client ensures full compliance with all Applicable Laws in each jurisdiction where they engage in activities. This includes adherence to laws and regulations on securities and commodities, combating terrorism financing and money laundering, sanctions, licensing requirements, and other relevant legal obligations and requirements.

(b) To the extent Client creates receive addresses to receive Digital Assets from third-parties, Client represents and warrants that the receipt of said Digital Assets is based on lawful activity.

(c) Client shall have conducted and satisfied any and all due diligence procedures required by Applicable Law with respect to such third parties prior to placing with Custodian any Digital Assets, Securities or Fiat Currency associated with such third party.

(d) Client will not use any Services for any illegal activity, including without limitation illegal gambling, money laundering, fraud, blackmail, extortion, ransoming data, the financing of terrorism, other violent activities or any prohibited market practices, including without limitation the prohibited activities and business set forth in Appendix 1.

(e) To the extent applicable, Client is currently and will remain at all times in good standing with all relevant government agencies, departments, regulatory or supervisory bodies in all relevant jurisdictions in which Client does business and Client will immediately notify Custodian if Client ceases to be in good standing with any applicable regulatory authority;

(f) Client will promptly provide such information as Custodian may reasonably request from time to time regarding: (i) Client's policies, procedures, and activities which relate to the Custodial Services in any manner, as determined by Custodian in its sole and absolute discretion; and (ii) any transaction which involves the use of the Services, to the extent reasonably necessary to comply with Applicable Law, or the guidance or direction of, or request from any regulatory authority or financial institution, provided that such information may be redacted to remove confidential commercial information not relevant to the requirements of this Agreement;

(g) Client either owns or possesses lawful authorization to transact with all Assets involved in the Custody Transactions;

(h) Client has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Client has full legal capacity and authorization to do so;

(i) All information provided by Client to Custodian in the course of negotiating this Agreement and the on-boarding of Client as Custodian's customer and user of the Custodial Services is complete, true, and accurate in all material respects, including with respect to the ownership of Client, no material information has been excluded; and no other person or entity has an ownership interest in Client except for those disclosed in connection with such onboarding; and

(j) Client is not owned in part or in whole, nor controlled by any person or entity that is, nor is it conducting any activities on behalf of, any person or entity that is (i) the subject of any sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control, the U.S. Department of State, or any other Governmental Authority with jurisdiction over Custodian or its affiliates with respect to U.S. sanctions laws; (ii) identified on the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce's Bureau of Industry and Security; or (iii) located, organized or resident in a country or territory that is, or whose government is, the subject of U.S. economic sanctions, including, without limitation, the Crimean, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea, or Syria.

**7.2.     By Custodian.** Custodian represents, warrants, and covenants to Client that:

(a) Custodian will safekeep the Digital Assets and segregate all Digital Assets from both the (i) property of Custodian, and (ii) assets of other customers of Custodian, except for Digital Assets specifically moved into shared accounts by Client;

(b) Custodian will maintain adequate capital and reserves to the extent required by Applicable Law;

(c) Custodian is duly organized, validly existing and in good standing under the applicable South Dakota laws, has all corporate powers required to carry on its business as now conducted, and is duly qualified to do business in each jurisdiction where such qualification is necessary; and

(d) Custodian has the full capacity and authority to enter into and be bound by this Agreement and the person executing or otherwise accepting this Agreement for Custodian has full legal capacity and authorization to do so.

**7.3.     Notification.** Without limitation of either party's rights or remedies, each party shall immediately notify the other party if, at any time after the Effective Date, any of the representations, warranties, or covenants made by it under this Agreement fail to be true and correct as if made at and as of such time. Such notice shall describe in reasonable detail the representation, warranty, or covenant affected, the circumstances giving rise to such failure and the steps the notifying party has taken or proposes to take to rectify such failure.

**8. DISCLAIMER.** EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, THE SERVICES ARE PROVIDED ON AN "AS IS" AND "AS AVAILABLE" BASIS WITHOUT ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS, IMPLIED OR STATUTORY. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, CUSTODIAN SPECIFICALLY DISCLAIMS ANY IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND/OR NON-INFRINGEMENT. CUSTODIAN DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES THAT ACCESS TO THE COMPANY SITE, ANY PART OF THE SERVICES, OR ANY OF THE MATERIALS CONTAINED IN ANY OF THE FOREGOING WILL BE CONTINUOUS, UNINTERRUPTED, OR TIMELY; BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES; OR BE SECURE, COMPLETE, FREE OF HARMFUL CODE, OR ERROR-FREE.

**9. CONFIDENTIALITY, PRIVACY, DATA SECURITY.**

**9.1.     Confidentiality.**

(a) As used in this Agreement, "Confidential Information" means any non-public, confidential or proprietary information of a party ("Discloser") including, without limitation information relating to Discloser's business operations or business relationships, financial information, pricing information, business plans, customer lists, data, records, reports, trade secrets, software, formulas, inventions, techniques, and strategies. A party receiving Confidential Information of Discloser ("Recipient") will not disclose it to any unrelated third party without the prior written consent of the Discloser, except as provided in subsection (B) below and has policies and procedures reasonably designed to create information barriers with respect to such party's officers, directors, agents, employees, affiliates, consultants, contractors and professional advisors. Recipient will protect such Confidential Information from unauthorized access, use and disclosure. Recipient shall not use

Discloser's Confidential Information for any purpose other than to perform its obligations or exercise its rights under this Agreement. The obligations herein shall not apply to any (i) information that is or becomes generally publicly available through no fault of Recipient, (ii) information that Recipient obtains from a third party (other than in connection with this Agreement) that, to recipient's best knowledge, is not bound by a confidentiality agreement prohibiting such disclosure; or (iii) information that is independently developed or acquired by Recipient without the use of or reference to Confidential Information of Discloser.

(b) Notwithstanding the foregoing, Recipient may disclose Confidential Information of Discloser to the extent required under Applicable Law; provided, however, Recipient shall first notify Discloser (to the extent legally permissible) and shall afford Discloser a reasonable opportunity to seek a protective order or other confidential treatment. For the purposes of this Agreement, no affiliate of Custodian shall be considered a third party and Custodian may share Client's Confidential Information with affiliates, as authorized by Client; provided that Custodian causes such entity to undertake the obligations in this Section 9.1.

(c) Confidential Information includes all documents and other tangible objects containing or representing Confidential Information and all copies or extracts thereof or notes derived therefrom that are in the possession or control of Recipient and all of the foregoing shall be and remain the property of the Discloser. Confidential Information shall include the existence and the terms of this Agreement. At Discloser's request or on termination of this Agreement (whichever is earlier), Recipient shall return or destroy all Confidential Information; provided, however, Recipient may retain one copy of Confidential Information (i) if required by law or regulation, or (ii) pursuant to a bona fide and consistently applied document retention policy; provided, further, that in either case, any Confidential Information so retained shall remain subject to the confidentiality obligations of this Agreement. For the avoidance of doubt, aggregated Depersonalized Information (as hereinafter defined) shall not be Confidential Information. "Depersonalized Information" means data provided by or on behalf of Client in connection with the Custodial Services and all information that is derived from such data, that has had names and other personal information removed such that it is not reasonably linkable to any person, company, or device.

9.2. **Privacy.** Client acknowledges that Client has read the BitGo Privacy Notice, available at https://www.bitgo.com/privacy.

9.3. **Security.** Custodian has implemented and will maintain a reasonable information security program that includes policies and procedures that are reasonably designed to safeguard Custodian's electronic systems and Client's Confidential Information from, among other things, unauthorized disclosure, access, or misuse, including, by Custodian and its affiliates. In the event of a data security incident Custodian will provide all notices required under Applicable Law.

## 10. INDEMNIFICATION.

10.1. **Indemnity.** Client will defend, indemnify and hold harmless Custodian, its affiliates and service providers, and each of its or their respective officers, directors, agents, employees, and representatives, from and against any liabilities, damages, losses, costs and expenses, including but not limited to reasonable attorneys' fees and costs resulting from any third-party claim, demand, action or proceeding (a "Claim") arising out of or related to Client's (i) use of Services; (ii) breach of this Agreement, or (iii) violation of any Applicable Law in connection with its use of Services.

10.2. **Indemnification Process.**

(a) Custodian will (i) provide Client with prompt notice of any indemnifiable Claim under Section 10.1 (provided that the failure to provide prompt notice shall only relieve Client of its obligation to the extent it is materially prejudiced by such failure and can demonstrate such prejudice); (ii) permit Client to assume and control the defense of such action upon Client's written notice to Custodian of Client's intention to indemnify, with counsel acceptable to Custodian in its reasonable discretion; and (iii) upon Client's written request, and at no expense to Custodian, provide to Client all available information and assistance reasonably necessary for Client to defend such Claim. Custodian shall be permitted to participate in the defense and settlement of any Claim with counsel of Custodian's choice at Custodian's expense (unless such retention is necessary because of Client's failure to assume the defense of such Claim, in which event Client shall be responsible for all such fees and costs). Client will not enter into any settlement or compromise of any such Claim, which settlement or compromise would result in any liability to any Custodian Indemnitee or constitute any admission of or stipulation to any guilt, fault or wrongdoing, without Custodian's prior written consent.

(b) Client acknowledges and agrees that any Losses imposed on Custodian (whether in the form of fines, penalties, or otherwise) as a result of a violation by Client of any Applicable Law, may at Custodian's discretion, be passed on to Client and Client acknowledges and represents that Client will be responsible for payment to Custodian of all such Losses.

## 11. LIMITATIONS OF LIABILITY.

**11.1. NO CONSEQUENTIAL DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE COMPANY SITE OR THE SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

**11.2. LIMITATION ON DIRECT DAMAGES.** TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW AND SUBJECT TO THE EXCEPTIONS PROVIDED IN SECTION 11.3 BELOW, IN NO EVENT SHALL THE AGGREGATE LIABILITY OF CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, EXCEED THE FEES PAID OR PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 3-MONTH PERIOD IMMEDIATELY PRECEDING THE FIRST INCIDENT GIVING RISE TO SUCH LIABILITY.

**11.3. EXCEPTIONS TO EXCLUSIONS AND LIMITATIONS OF LIABILITY.** THE EXCLUSIONS AND LIMITATIONS OF LIABILITY IN SECTION 11.1 AND SECTION 11.2 WILL NOT APPLY TO CUSTODIAN'S FRAUD, WILLFUL MISCONDUCT, OR GROSS NEGLIGENCE. CUSTODIAN'S LIABILITY FOR GROSS NEGLIGENCE SHALL BE LIMITED TO THE VALUE OF THE AFFECTED     ASSETS    .

## 12. MISCELLANEOUS.

**12.1.   Notice.** All notices under this Agreement shall be given in writing, in the English language, and shall be deemed given when personally delivered, when sent by email, or three days after being sent by prepaid certified mail or internationally recognized overnight courier to the addresses set forth in the signature blocks below (or such other address as may be specified by party following written notice given in accordance with this Section).

**12.2.   Publicity.** Client hereby consents to Custodian's identification of Client as a customer of the Services, including in marketing and/or investor materials, and Custodian hereby consents to Client's use of Custodian's name and/or approved logos or promotional materials to identify Custodian as its custodial service provider as contemplated by this Agreement. Notwithstanding the foregoing, Custodian may revoke its consent to such publicity under this Section at any time for any reason, and upon notice, Client will cease any further use of Custodian's name, logos, and trademarks and remove all references and/or postings identifying Custodian as soon as possible.

**12.3.   Entire Agreement.** This Agreement, any appendices or attachments to this Agreement, the BitGo Privacy Policy, and all disclosures, notices or policies available on the BitGo website that are specifically referenced in this Agreement, comprise the entire understanding and agreement between Client and Custodian as to the Custodial Services, and supersedes any and all prior discussions, agreements, and understandings of any kind (including without limitation any prior versions of this Agreement) and every nature between and among Client and Custodian with respect to the subject matter hereof. Section headings in this Agreement are for convenience only and shall not govern the meaning or interpretation of any provision of this Agreement.

**12.4.   Computer Viruses.** Custodian shall not bear any liability, whatsoever, for any damage or interruptions caused by any computer viruses, spyware, scareware, Trojan horses, worms or other malware that may affect Client's computer or other equipment, or any phishing, spoofing or other attack, unless such damage or interruption directly resulted from Custodian's gross negligence, fraud, or willful misconduct. Custodian advises the regular use of a reputable and readily available virus screening and prevention software. Client should also be aware that SMS and email services are vulnerable to spoofing and phishing attacks and should use care in reviewing messages purporting to originate from Custodian. Client should always log into Client's Custodial Account through the Company Site to review any deposits or withdrawals or required actions if Client has any uncertainty regarding the authenticity of any communication or notice.

**12.5.   No Waiver.** The waiver by a party of any breach or default will not constitute a waiver of any different or subsequent breach or default.

**12.6.   Amendments.** Any modification or addition to this Agreement must be in a writing signed by a duly authorized representative of each of the parties. Client agrees that Custodian shall not be liable to Client or any third party for any modification or termination of the Custodial Services, or suspension or termination of Client's access to the Custodial Services, except to the extent otherwise expressly set forth herein.

**12.7.   Assignment.** Client may not assign any rights and/or licenses granted under this Agreement without the prior written consent of Custodian. Custodian may not assign any of its rights without the prior written consent of Client; except that Custodian may assign this Agreement without the prior consent of Client to any Custodian affiliates or subsidiaries or pursuant to a transfer of all or substantially all of Custodian's business and assets, whether by merger, sale of assets, sale of stock, or otherwise. Any attempted transfer or assignment in violation hereof shall be null and void. Subject to the foregoing, this Agreement will bind and inure to the benefit of the parties, their successors, and permitted assigns.

**12.8. Severability.** If any provision of this Agreement shall be determined to be invalid or unenforceable, such provision will be changed and interpreted to accomplish the objectives of the provision to the greatest extent possible under any applicable law and the validity or enforceability of any other provision of this Agreement shall not be affected.

**12.9. Survival.** All provisions of this Agreement which by their nature extend beyond the expiration or termination of this Agreement, including, without limitation, sections pertaining to suspension or termination, Custodial Account cancellation, debts owed to Custodian, general use of the Company Site, disputes with Custodian, indemnification, and general provisions, shall survive the termination or expiration of this Agreement.

**12.10. Governing Law.** The laws of the State of South Dakota, without regard to principles of conflict of laws, will govern this Agreement and any claim or dispute that has arisen or may arise between Client and Custodian, except to the extent governed by federal law of the United States of America.

**12.11. Force Majeure.** Custodian shall not be liable for delays, suspension of operations, whether temporary or permanent, failure in performance, or interruption of service which result directly or indirectly from any cause or condition beyond the reasonable control of Custodian, including but not limited to, any delay or failure due to any act of God, natural disasters, act of civil or military authorities, act of terrorists, including but not limited to cyber-related terrorist acts, hacking, government restrictions, exchange or market rulings, civil disturbance, war, strike or other labor dispute, fire, interruption in telecommunications or Internet services or network provider services, failure of equipment and/or software, other catastrophe or any other occurrence which are beyond the reasonable control of Custodian.

**12.12. Relationship of the Parties.** Nothing in this Agreement shall be deemed or is intended to be deemed, nor shall it cause, Client and Custodian to be treated as partners, joint ventures, or otherwise as joint associates for profit, or either Client or Custodian to be treated as the agent of the other.

*[Remainder of page intentionally left blank. Signature page follows.]*

**IN WITNESS WHEREOF,** this Agreement is executed as of the Effective Date.


**BITGO TRUST COMPANY, INC.**          <mark>**[CLIENT NAME]**</mark>


By:                                    By:

Name:                                  Name:

Title:                                 Title:

Date:                                  Date:


Address for Notice:                    Address for Notice:

6216 Pinnacle Place                    _____
Suite 101
Sioux Falls, SD 57108                  _____
Attn:  Legal
Email: legal@bitgo.com                 _____

                                       Attn:

                                       Email:

(v9/24)

**APPENDIX 1: PROHIBITED USE, PROHIBITED BUSINESSES AND CONDITIONAL USE**

**1.1 Prohibited Use.** Client may not use Client's Custodial Account to engage in the following categories of activity ("Prohibited Uses"). The Prohibited Uses extend to any third party that gains access to the Custodial Services through Client's account or otherwise, regardless of whether such third party was authorized or unauthorized by Client to use the Custodial Services associated with the Custodial Account. The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of Custodial Services involves a Prohibited Use, or have questions about how these requirements applies to Client, please contact Custodian at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use Client's Custodial Account to do any of the following:

- **Unlawful Activity**: Activity which would violate, or assist in violation of any law, statute, ordinance, or regulation, sanctions programs administered in the countries where Custodian conducts business, including, but not limited to, the U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), or which would involve proceeds of any unlawful activity; publish, distribute or disseminate any unlawful material or information.
- **Abusive Activity**: Actions which impose an unreasonable or disproportionately large load on Custodian's infrastructure, or detrimentally interfere with, intercept, or expropriate any system, data, or information; transmit or upload any material to the Site that contains viruses, Trojan horses, worms, or any other harmful or deleterious programs; attempt to gain unauthorized access to the Site, other Custodial Accounts, computer systems or networks connected to the Site, through password mining or any other means; use Custodial Account information of another party to access or use the Site; or transfer Client's Custodial Account access or rights to Client's Custodial Account to a third party, unless by operation of law or with the express permission of Custodian.
- **Abuse Other Users**: Interfere with another Custodian user's access to or use of any Custodial Services; defame, abuse, extort, harass, stalk, threaten or otherwise violate or infringe the legal rights (such as, but not limited to, rights of privacy, publicity and intellectual property) of others; incite, threaten, facilitate, promote, or encourage hate, racial intolerance, or violent acts against others; harvest or otherwise collect information from the Site about others, including, without limitation, email addresses, without proper consent.
- **Fraud**: Activity which operates to defraud Custodian, Custodian users, or any other person; provide any false, inaccurate, or misleading information to Custodian.
- **Gambling**: Lotteries; bidding fee auctions; sports forecasting or odds making; fantasy sports leagues with cash prizes; Internet gaming; contests; sweepstakes; games of chance.
- **Intellectual Property Infringement**: Engage in transactions involving items that infringe or violate any copyright, trademark, right of publicity or privacy or any other proprietary right under the law, including but not limited to sales, distribution, or access to counterfeit music, movies, software, or other licensed materials without the appropriate authorization from the rights holder; use of Custodian intellectual property, name, or logo, including use of Custodian trade or service marks, without express consent from Custodian or in a manner that otherwise harms Custodian, or Custodian's brand; any action that implies an untrue endorsement by or affiliation with Custodian.

- **Written Policies**: Client may not use the Custodial Account or the Custodial Services in a manner that violates, or is otherwise inconsistent with, any operating instructions promulgated by Custodian.

**1.2. Prohibited Businesses.** The following categories of businesses, business practices, and sale items are barred from the Custodial Services ("Prohibited Businesses"). The specific types of use listed below are representative, but not exhaustive. If Client is uncertain as to whether or not Client's use of the Custodial Services involves a Prohibited Business or has questions about how these requirements apply to Client, please contact us at trustonboarding@bitgo.com.

By opening a Custodial Account, Client confirms that Client will not use the Custodial Services in connection with any of the following businesses, activities, practices, or items:

- Individuals convicted of an offense related to drug trafficking, financial crimes, arms trafficking, human smuggling, or human trafficking
- Individuals or entities that own or operate virtual currency mixers or wallets with built-in mixers.
- Shell banks (a shell bank is a financial institution that does not have a physical presence in any country, unless it is controlled by, or is under common control with, a depository institution, credit union, or another foreign financial institution that maintains a physical presence either in the U.S. or a foreign country).
- Anonymous and fictitiously named accounts
- Companies that issue bearer shares.
- Business involved in the sale of narcotics or controlled substances.
- Any individual or entity designated under any trade, economic, or financial sanctions laws, regulations, embargoes, or restrictive measures imposed, administered, or enforced by the U.S. or the United Nations, including Specially Designated Nationals ("SDNs") and Blocked Persons.
- Any unlicensed/unregulated banks, remittance agents, exchanges houses, casa de cambio, bureaux de change or money transfer agents.
- Individuals and entities who trade in conflict diamonds, which are rough diamonds that have not been certified in accordance with the Kimberley Process Certification Scheme.
- Individuals and entities designated as a Primary Money Laundering Concern by the U.S. Treasury under Section 311 of the USA PATRIOT Act.
- Any foreign banks operating with a banking license issued by a foreign country that has been designated as non-cooperative with international AML principles or procedures by FATF; or a banking license issued by a foreign country that has been designated by the Secretary of the Treasury as warranting special measures due to money laundering concerns.

# BITGO CUSTODIAL SERVICES AGREEMENT
# FEE SCHEDULE A AND ADDITIONAL TERMS

This Schedule A forms part of the Custodial Services Agreement by and between Client and Custodian (the "Agreement") and is effective as of the Effective Date. The parties hereto agree that the fees associated with Services (as defined below) for Client shall be as set forth below. All capitalized terms not defined herein shall have the meaning ascribed in the Agreement.

**I.**       **Expanded Definition of Services.**  Under this fee structure, Client may be provided access to additional services provided by Custodian or its affiliates.  As such, the definition of "Services" as used in the Agreement shall be modified to mean Custodial Services, Wallet Services and the additional services set forth below.  **Each additional service is subject to additional terms and conditions and risk disclosures as set forth in Appendix 1 to this Fee Schedule.**

- MMI Services, including access to one or more MMI wallets.
- NFT Custody.
- Staking (where available).

**II.**      **Fees.**  The Fees associated with Services for Client are as follows:

**1.  Onboarding Fee.**

The Client implementation fee set forth below is a one-time flat fee assessed to cover onboarding and implementation costs (the "Onboarding Fee").

The Onboarding Fee will be $_____.

**2.  Digital Asset Storage Fee and Fixed Monthly Fee.**

The "Digital Asset Storage Fee" is calculated at the end of each calendar month based on the aggregate USD market value of average holdings held by Client in (i) Custodial Accounts, (ii) wallets provided as Wallet Services; and (iii) MMI wallets.

Throughout the Term, Client will be assessed a fixed monthly      Asset Storage Fee (subject to overage fees), as set forth below:

| Product | Fixed Monthly      Storage Fee |
|---|---|
| Wallet Services (exclusive of NFT holdings) | |

| | |
|---|---|
| Custodial Accounts (exclusive of NFT holdings) | |
| MMI wallets (exclusive of NFT holdings) | $_____ |
| NFTs held in Wallet Services, Custodial Accounts and MMI wallets | |

The Digital Asset Storage Fee is a tiered fee, as applicable, as defined in the schedule below. Tiers are cumulative.

| Digital Asset Storage Fee: | |
|---|---|
| **Range of Digital Assets Stored ($ USD)[1]** | **Basis Points (bps)** |
| 0 to $[_____] | Included as part of the Fixed Monthly     Asset Storage Fee |
| $[_____] or greater | [__] bps per month "Overage Fee" |
| | |
| | |

Fiat Currency Transaction Fees:

| Transaction Type | Transaction Fee | Frequency |
|---|---|---|
| Wire - Domestic (in) | $0 | Per Transaction |
| Wire - Domestic (out) | $15 | Per Transaction |

---

[1] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

| | | |
|---|---|---|
| Wire - International (in) | $15 | Per Transaction |
| Wire - International (out) | $25 | Per Transaction |
| Wire - Recall | $50 | Per Transaction |
| ACH (in/out) | $0.40 | Per Transaction |
| ACH - Chargeback | $15 | Per Non-Sufficient Funds Paid & Returned |
| Fraudulent Return | $150 | Per Return |

**3. Transaction Fees.**

Transaction fees are charged at the end of each calendar month based on all outgoing transactions from Custodial Accounts and Wallet Services during that month. However:

- Transaction Fees shall not be charged on outgoing transactions from MMI wallets.
- Transaction Fees shall not be charged on internal transfers by Client between Client's Custodial Accounts, Wallet Services and MMI wallets.

Transaction Fees are exclusive of any network fees charged by the underlying blockchain, and these network fees shall be collected from Client.

Transaction Fees are tiered, as applicable, as defined in the schedule below. Transaction Fees are cumulative and as defined in the schedule below, based on the aggregate USD market value of the Transaction Volume (i.e., all outgoing transactions from Custodial Accounts and Wallet Services) during that month. Tiers are cumulative.

| Transaction Fee: | |
|---|---|
| **Range of Transaction Volume ($ USD)[2]** | **Basis Points (bps)** |
| Up to $[_____] | Included as part of the Fixed Monthly Digital Asset Storage Fee |

---

[2] For the purpose of calculating fees, please consult: https://www.bitgo.com/resources/price-feeds for current information on how BitGo computes USD value of digital currencies.

| | |
|---|---|
| $[_____] and greater | 10 bps "Overage Fee" |
| | |
| | |

**4. NFT Services.**

The Digital Asset Storage Fee covers up to [_____] NFTs in all products, in aggregate.

Overage fee: _____

**5. Staking Services Fee.** As described in the additional terms and conditions applicable to Staking Services.

**6. Payment Terms.** Client shall pay such fees and expenses to Custodian within 7 days after the date of Custodian's invoice. Invoices may be provided by electronic delivery. Payments shall be made to Custodian in U.S. Dollars, Bitcoin, USDC or USDT. If any invoice is disputed in good faith, Client shall pay all undisputed amounts and the disputed amount will be due and payable within 7 days after any such dispute has been resolved either by agreement of the parties or in accordance with dispute resolution procedures in the Agreement. All late payments and any disputed payments made after the resolution of such dispute shall bear interest accruing from the original payment due date through the date that such amounts are paid at the lower interest rate of (A) 1.0% per month and (B) the highest interest rate allowed by Applicable Law. Notwithstanding the foregoing, failure to pay fees and expenses by Client 45 days after the date of Custodian's invoice (or the date enumerated in the Fee Schedule) for undisputed payments, or 45 days after the resolution of disputed amounts, shall constitute a material breach of the Agreement. Client agrees that, without limitation of Custodian's other rights and remedies, Custodian shall have the right and authority, in its discretion, to liquidate any and all Assets in Client's Account to cover any unpaid fees and expenses.

If a correct taxpayer number is not provided to Custodian, Client understands and agrees that Client may be subject to backup withholding tax at the appropriate rate on any interest and gross proceeds paid to the account for the benefit of Client. Backup withholding taxes are sent to the appropriate taxing authority and cannot be refunded by Custodian.

**7. Initial Payment.** Concurrent with the execution of this Schedule A, Client shall make an up-front non-refundable payment to Custodian of an amount equal to the Onboarding Fee plus the initial Fixed Monthly Digital Asset Storage Fee.

**8. Prior Fee Schedules.** In the event that Client has previously entered into a fee schedule under the Agreement, this Schedule A and Additional Terms shall replace the previous fee schedule.

**IN WITNESS WHEREOF**, this Parties have duly executed this Fee Schedule and indicated their mutual intent to be bound hereby with the signatures of their respective authorized representatives below:

**BITGO TRUST COMPANY, INC.**               **[CLIENT NAME]**

By: _____               By: _____

Name: _____               Name: _____

Title: _____               Title: _____

Date: _____               Date: _____

# APPENDIX 1
# ADDITIONAL TERMS

**I.      MMI SERVICES**:  MMI Services are provided by BitGo, Inc, an affiliate of Custodian, subject to the terms and conditions set forth at https://www.bitgo.com/terms ("Inc. Services Agreement"), as they may be amended from time to time.  MMI Services are made available through ConsenSys Software Inc. ("ConsenSys") and are governed by ConsenSys's Terms of Use (located at https://consensys.net/terms-of-use/).  When you use the MMI Services, you agree to such Terms of Use. The MMI Services are Third Party Services as defined in the Inc. Services Agreement.

**II.      NFT SERVICES:**  See https://www.bitgo.com/legal/nft-service-terms

**III.      STAKING SERVICES:**  See https://www.bitgo.com/legal/staking-and-delegation-services-terms

# APPENDIX 2: ACH TRANSFER TERMS & CONDITIONS

1.1 Introduction. These Terms and Conditions ("ACH Transfer Terms") apply to your use of a designated bank account for any transfers you may make to BitGo Trust Company, Inc. ("BitGo"). These ACH Transfer Terms also apply to any transfers you may request from BitGo's designated bank account, including those related to the return of U.S. Dollars that result from the sale of your Digital Assets (as defined in the Agreement executed between you and BitGo). Please read and keep these ACH Transfer Terms.

If you choose to use a bank account as your transfer method, you accept and agree to these ACH Transfer Terms on the date of each transfer.

BitGo's external transfer services allow you to transfer funds to your eligible accounts held at BitGo and from other eligible accounts held by you at other U.S. financial institutions, and to eligible accounts held by a third party at BitGo or other U.S. financial institutions. External transfers may only be requested:

- If the transfer is permitted by your or a third party's external financial institution, as applicable; and

- If the transfer is permitted by law.

BitGo reserves the right to obtain such additional information as we deem reasonably necessary. You agree to promptly update your records if your email address or other information changes.

1.2 Information. You authorize BitGo to validate the external accounts through the use of a test transaction, in which one or more low value payments will be both credited to and debited from the account. The test credit will always be of the same or less amount, so that the balance in any of your accounts will never be less than the actual balance. BitGo may not use test transactions with respect to its relationship with you.

Once the test transaction is complete, we may ask you to access your account to tell us the amount of the test credit or debit or any additional information reported by your bank. We may also verify your external accounts by requiring you to submit proof of ownership of the account. Other account verification methods may also be employed at the sole discretion of BitGo.

1.3 Accounts. By using BitGo external transfer service, you represent and warrant to BitGo that you have the right to authorize and permit us to process such funds transfers or for any other purpose authorized by this agreement, and you assure us that by disclosing and authorizing us to use such information you are not violating any third-party rights. You warrant and represent that the information you are providing us is true, current, correct and complete. You hereby authorized and permit BitGo to use information submitted by you to accomplish these purposes and to configure the service to be compatible with the accounts.

You understand and agree that at all times your relationship with each account provider is independent of BitGo and your use of this service. BitGo will not be responsible for any acts or omissions by the financial institution or other provider of any account, including without limitation any modification, interruption or discontinuance of any account by such provider.

Not all types of accounts are eligible for this service. Be sure to check with your financial institution for restrictions regarding transfers among your retirement, savings, trusts, custodial, business, corporate and other account types. BitGo is not responsible for any costs or losses incurred from transfers that are not permitted under such restrictions by the provider of your account or those imposed by applicable law.

1.4 Transfer Limitations. You may use the external transfer service to transfer funds to or from an eligible BitGo account and another account held by you or a third party at another U.S. financial institution. Transfers may be scheduled to occur one time, for a future date, or on a specific recurring basis.

We reserve the right to impose and/or change transfer limits on your account from time to time in our sole discretion. We reserve the right to suspend or restrict access to use the external transfer service immediately and without prior written notice to you. You understand and agree that such action is reasonable for us to take in order to protect ourselves from loss.

1.5 Initiating and Scheduling Transfers. The cut off time for same business day transfers is [4:45 pm ET]. Any transfer initiated after the applicable cut off time will be considered as being initiated on the next business day. Any transfer initiated on Saturday, Sunday or on a bank holiday will be considered as being initiated on the next business day.

Transfer can be scheduled on either a one time or recurring basis. Processing of one-time transfers may be initiated immediately or scheduled for initiation on a future date. Recurring transfers may be used when a set amount is transferred at regular intervals.

Your transfer must be payable in U.S. dollars. Transfers that we process using your bank account will be identified as "BitGo Trust Company, Inc." (or similar identifier) on the statement issued by your bank or other financial institution holding your account.

All questions relating to any transactions made using your bank account by us should be initially directed to us, but may also require involvement of your bank.

1.6 Recurring Transfers. In addition to authorizing one-time transfers, you can request that BitGo facilitate recurring periodic transfers from your designated bank account on a daily, weekly or monthly basis. If you have established a weekly recurring transfer, then your transfer will be scheduled to occur on the same day of each week as the initial transfer in such recurring transfer (for example, every Wednesday). If you have established a monthly recurring transfer, then your transfer will be scheduled to occur on either the first or the fifteenth day of each month, based on your election when you initiate the recurring transfer. Your initial recurring transfer will not occur until you have submitted your recurring ACH transfer request and BitGo has had a reasonable amount of time to act upon it.

Any termination or cancellation of your recurring ACH transfer instructions will be effective as soon as BitGo has received your request and had a reasonable amount of time to act upon it.

BitGo may terminate any future recurring transfer without notice at any time for any reason.

1.7 Processing Time. When setting up a new external transfer account, please allow 3 business days to process validation of the test transaction.

Once the test transaction is completed for an external account, you should allow up to 3 business days for processing a transfer.

Please note the receiving financial institution could place a hold on the funds or delay availability. With respect to withdrawals, contact the receiving financial institution for information on their funds availability policy.

1.8 Errors. You understand that we must rely on the information provided by you and you authorize us to act on any instruction which has been or reasonably appears to have been requested by you, to submit transfer instructions on your behalf. You understand that financial institutions receiving the transfer instructions may rely on such information. We are not obliged to take any further steps to confirm or authenticate such instructions and will act on them without getting further confirmation. You understand that if you provide us with incorrect information or if there is any error in your instructions we will make all reasonable efforts to reserve or delete such instructions, but you accept full responsibility for losses resulting from any of your errors, duplications, ambiguities or fraud in the information that you provide. You agree not to impersonate any person or use a name that you are not authorized to use. If any information you provide is untrue, inaccurate, not current or incomplete, without limiting other remedies, BitGo reserves the right to recover from you any costs or losses incurred as a direct or indirect result of the inaccurate or incomplete information.

We are not responsible for errors, delays and other problems caused by or resulting from the action or inaction of financial institutions holding the account. Although we will use reasonable efforts to try to assist you in resolving any such problems, you understand that any such errors, delays or other problems are the responsibility of the relevant financial institution. Any rights you may have against a financial institution for such errors, delays or other problems are subject to the terms of the agreements you have with such financial institutions, including any time limits during which complaints must be made.

1.9 Unlawful or Prohibited Use.

You warrant to us that you will not use this service for any purpose that is unlawful or not permitted, expressly or implicitly, by the terms of this agreement or by any applicable law or regulation. You further warrant and represent that you will not use this service in any manner that could damage, disable, overburden or impair the service or interfere with any other party's use of the service.

All transfers are subject to the rules and regulations governing the relevant accounts, whether held at BitGo or elsewhere. You agree not to process any transfer from or to an account that is not allowed, under the rules and regulations applicable to such accounts.

1.10 Rejection of Transfers. We reserve the right to decline any transfer, to submit transfer instructions or to carry out change or cancellation requests for any reason. We may, at any time, decline any transfer that we believe may violate applicable law, or where we believe there are not sufficient funds in your account to process any requested transfer. BitGo, in its sole discretion, may require that any or all Digital Assets purchased with funds from an ACH transfer be held in your BitGo Wallet for a period of up to 60 days.

1.11 Electronic Signature and ACH Authorization. You understand that to process your transfer instruction we utilize the Automated Clearing House (ACH), using applicable ACH Rules, to debit one of your accounts and credit another of your accounts. By choosing your bank account as your transfer method, you agree that: (a) you have read, understand and agree to these ACH Transfer Terms, and that this agreement constitutes a "writing signed by you" under any applicable law or regulation, (b) you consent to the electronic delivery of the disclosures contained in these ACH Transfer Terms, (c) you authorize BitGo (or its agent) to make any inquiries we consider necessary to validate any dispute involving your transfer, which may include ordering a credit report and performing other credit checks or verifying the information you provide against third party databases, (d) you authorize BitGo (or its agent) to initiate one or more ACH debit entries (withdrawals) for specified amount(s) from your bank account, and you authorize the financial institution that holds your bank account to deduct such transferred amounts (including any transfers to be made on a recurring basis, as applicable), (e) you authorize BitGo (or its agent) to initiate one or more ACH credit entries (direct deposits) for specified amount(s) to your bank account, and you authorize the financial institution that holds your bank account to credit such transferred amounts, (f) once a sale is complete and an ACH transfer is initiated, the transaction cannot be cancelled; and (g) funds sent to you via ACH typically take two to four business days to reach your financial institution, and BitGo is not responsible for any delays in the availability of funds, which may vary based on your financial institution's ACH processing procedures and settlement.

If the debit side fails or is returned for any reason and the credit side has been released and cannot be collected, you authorize us to collect from the account to which the credit side of the funds transfer was sent. We reserve the right to resubmit a debit, or a portion of the debit, in the event of an insufficient or uncollected funds return and if we cannot collect the amount credited. To process this collection, you understand and authorize us to debit the credited account or the debited account in either the same dollar amount as the original funds transfer or a portion of the debt. As discussed in more detail below, there may be a fee associated with such collection imposed by the financial institution holding the account.

In the event that a debit to any of your accounts, or any portion of any such debit, has failed and the credit side of such transaction has been released and cannot be collected, and we are unable to debit either the debited or the credited account as set forth above, we reserve the right, and you hereby authorize us, to debit any of your other accounts to the extent necessary to offset any resulting deficiency. We do not undertake to notify you in such event, other than by posting any such transfer or transfers to the applicable account in accordance with this agreement.

1.12 Fees. Because these are electronic transfers, these funds may be withdrawn from your designated bank account immediately. In the case of an ACH debit transaction that is rejected for insufficient funds, you understand that BitGo may at its discretion attempt to process the debit in the amount of the applicable requested transfer again within 30 days and BitGo may separately impose a fee of up to $25 for each transaction returned for insufficient funds, as permitted by applicable law. You certify that you are an authorized user of your bank account and you will not dispute these scheduled transactions with such bank so long as the transactions correspond to these ACH Transfer Terms and any other applicable agreement related to your accounts with BitGo and its affiliates or such transfer.

You must notify BitGo in writing if you dispute any portion of any fees paid or payable by you under these ACH Transfer Terms or any related agreement. You must provide that written notice to BitGo within 60 days of the applicable charge, and BitGo will work with you to resolve the applicable dispute promptly. If you do not provide BitGo with this written notice of your fee dispute within this 60-day period, you will not be entitled to dispute any fees paid or payable by you.

All amounts and fees stated or referred to in these ACH Transfer Terms are exclusive of taxes, duties, levies, tariffs, and other governmental charges (collectively, "Taxes"). You shall be responsible for payment of all Taxes and any related interest and/or penalties resulting from any transfers made hereunder, other than any taxes based on BitGo's net income.

1.13 Service Changes and Discontinuation. We may modify or discontinue the Service or your use of some or all accounts within the service, with or without notice, without liability to you, any other user or any third-party. We may from time to time make available additional or new features to the service, including but not limited to, a higher dollar limit service. You will be approved or declined for any such additional service at our sole discretion and additional terms and conditions may apply. We reserve the right, subject to applicable law, to terminate your account within the Service and your right to use the service at any time and for any reason, including without limitation if we, in our sole judgment, believe you have engaged in conduct or activities that violate any of the Terms or the rights of BitGo, or if you provide us with false or misleading information or interfere with other users or the administration of the service. We reserve the right to charge a fee for the use of the service and any additional services or features that we may introduce. You understand and agree that you are responsible for paying all applicable fees associated with the use of our services.

1.14 Returned Transactions. You understand and agree that if any previously-initiated debit entry hereunder is returned for any reason (including because of insufficient funds), BitGo will be entitled to exercise remedies in accordance with the Custodial Services Agreement, including freezing your any assets held in any account held with BitGo or any affiliate thereof and reversing any Digital Asset purchases made and delivered to such account.

1.15 Your Liability for Unauthorized Transactions. Federal law limits your liability for any fraudulent, erroneous unauthorized transaction from your bank account based on how quickly you report it to your financial institution. As general rule, you should report any fraudulent, erroneous or unauthorized transactions to your bank within 60 days after the questionable transaction FIRST appeared on your bank account statement. You should contact your bank for more information about the policies and procedures that apply to your account and any unauthorized transactions, including any limits on your liability.

1.16 Our Liability. If we fail to debit or credit your bank account in accordance with these ACH Transfer Terms, in the correct amount or in the correct amount of time, we may be liable for certain losses directly caused by our failure as the law may impose in such cases. However, there are some exceptions. For instance, we will not be liable where: (1) you do not have enough money in your bank account; (2) your bank account is closed or deposits or withdrawals restricted; (3) any terminal or system was not working properly and you were advised of that before you initiated the transfer; (4) the failure was related to circumstances beyond our control (such as flood, fire, power outages, mechanical or system failures); (5) your financial institution refuses to honor an ACH debit or credit; (6) your instructions are lost or delayed in transmission to us; (7) a reasonable security concern, such as unauthorized use, causes us not to honor your instructions; (8) this transfer option has been discontinued or suspended; (9) we advise you that your request will not be processed; (10) you submit a cancellation request with respect to recurring ACH transfer instructions and BitGo is unable to process it prior to your next scheduled transfer and (11) other exceptions are allowed by law.

Except as otherwise required by law, BitGo shall in no event be liable for any other losses and/or damages other than those arising from gross negligence or willful misconduct on our part, and in such case will be limited to actual damages.

You agree that we shall not be liable for any costs, fees, losses or damages of any kind incurred as a result of any charges imposed by any provider of accounts of fund transfers or any funds transfer limitations set by the financial institutions or other providers of the accounts.

1.17 Limitation of Warranty and Liability. You understand and agree that the service is provided "as-is." Except as otherwise provided in this agreement or as required by law, we assume no responsibility for the timeliness, deletion, mis-delivery or failure to store any user communications. You understand and expressly agree that use of the service is at your sole risk, that any materials and/or data downloaded or otherwise obtained through the use of the service is downloaded or obtained at your own discretion and risk and that you will be solely responsible for any damages, including without limitation damage to your computer system or loss of data that results from the download or the obtaining of such material and/or data. Except as expressly set forth on the BitGo website or in this agreement, we disclaim all warranties of any kind, express or implied, including without limitation any warranty of merchantability, fitness for a particular purpose or non-infringement of intellectual property or third party rights, and we make no warranty or representation regarding the results that may be obtained from the use of the service, the accuracy or reliability of any information obtained through the service, the accuracy of any information retrieved by us from the accounts or that the service will meet any user's requirements, be uninterrupted, timely, secure or error free. We will not be liable for any direct, indirect, incidental, special, consequential or punitive damages of any kind resulting from the use or the inability to use the service, any inaccuracy of any information or amount retrieved by us from the accounts, any breach of security caused by a third party, any transactions entered into based on the service, any loss of, unauthorized access to or alteration of a user's transmissions or data or for the cost of procurement of substitute goods and services, including but not limited to damages for loss of profits, use, data or other intangibles, even if we had been advised of the possibility of such damages.

1.18 Agreement Changes. We may in our discretion change these ACH Transfer Terms at any time without notice to you. If any change is found to be invalid, void, or for any reason unenforceable, that change is severable and does not affect the validity and enforceability of any other changes or the remainder of these ACH Transfer Terms. We reserve the right to subcontract any of our rights or obligations under these ACH Transfer Terms.

YOUR CONTINUED USE OF YOUR BANK ACCOUNT AS A METHOD OF MAKING ANY TRANSFER TO OR RECEIVING ANY TRANSFER FROM BITGO (INCLUDING ANY RECURRING TRANSFER) AFTER WE CHANGE THESE ACH TRANSFER TERMS OR ANY OF THE OTHER TERMS INCORPORATED IN THESE ACH TRANSFER TERMS CONSTITUTES YOUR ACCEPTANCE OF THESE CHANGES.

1.19 Communications. If you have registered for this service and wish to withdraw your consent, you must cancel any pending transfer requests and contact our Trust Operations Department at TrustOperations@bitgo.com.

In the event of suspension, you may request reinstatement of the service by contacting our [name] Department at TrustOperations@bitgo.com. We reserve the right, in our sole discretion, to grant or deny reinstatement of the service.

**EXHIBIT D**

*Omnibus Nominee Trust Agreement*

# OMNIBUS NOMINEE AGREEMENT

THIS OMNIBUS NOMINEE AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between BitGo Trust Company, Inc. (the "Nominee") and the undersigned (the "Beneficial Owner").

## RECITALS

WHEREAS, the Beneficial Owner has invested and/or intends to invest in one or more exempt securities offerings pursuant to which the Beneficial Owner may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Beneficial Owner;

WHEREAS, the title holder of the Property will be one or more trusts established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Beneficial Owner wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Beneficial Owner and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

## AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.      Appointment. The Beneficial Owner hereby appoints the Nominee to act as nominee for the Beneficial Owner, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Beneficial Owner and acquired by the Nominee for the benefit of Beneficial Owner or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Beneficial Owner, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Beneficial Owner, as provided in this Nominee Agreement or as may be given by the Beneficial Owner from time to time. In the context of investments made on or after the date hereof, the Beneficial Owner hereby directs the Nominee to acquire, on behalf of the Beneficial Owner, any Security that the Beneficial Owner subscribes for directly from the issuer thereof in the name of

the Nominee. The Beneficial Owner acknowledges and agrees that it shall pay the aggregate subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Beneficial Owner in respect of its acquisition of any Security. The Beneficial Owner acknowledges and agrees that the issuer of a Security may have the right to reject the Beneficial Owner's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Beneficial Owner, and the Beneficial Owner waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Beneficial Owner pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Beneficial Owner in respect of any claim or to any person asserting a claim on behalf of or in right of the Beneficial Owner.

2.      Acceptance.   The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Beneficial Owner regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Beneficial Owner transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Beneficial Owner.

3.      Revocation.   The Beneficial Owner may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Beneficial Owner and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Beneficial Owner or their designee without consideration.

4.      Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Beneficial Owner.  Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.      No Beneficial Interest.      The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Beneficial Owner under and subject to the Beneficial Owner's instructions.  If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Beneficial Owner shall prepare such documents, and the Nominee shall execute such documents in accordance with the Beneficial Owner's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property,

except to perform ministerial tasks at the instructions of the Beneficial Owner. The Nominee acknowledges that the Beneficial Owner is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Beneficial Owner hereby acknowledge and agree that, with respect to the Property, the Beneficial Owner will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of South Dakota. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property nor any right to vote on matters that relate to the Property. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Beneficial Owner, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.      Instructions From the Beneficial Owner.      Pursuant to the written (including electronic form) instructions of the Beneficial Owner, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Beneficial Owner hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Beneficial Owner if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Beneficial Owner, together with an accounting therefor, and will deliver to the Beneficial Owner all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.      Signatures Required.  The signature of the Beneficial Owner, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.      Indemnification.      The Beneficial Owner will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Beneficial Owner; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.      Binding Effect.      This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

10.    Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

11.    Governing Law.    This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of South Dakota. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of South Dakota.

12.    Notices.    All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Beneficial Owner, when sent via email to the email address below or otherwise on record for the Beneficial Owner and (b) if to Nominee, when sent via email to legal@bitgo.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

13.    Termination.   This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Beneficial Owner with not less than ten days advance written notice and (ii) the Beneficial Owner if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Beneficial Owner or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Beneficial Owner have adopted this Nominee Agreement to be effective as of the date first written above.


**BENEFICIAL OWNER**                    **BITGO TRUST COMPANY, INC.**


Signature:                              Signature:

Name:                                   Name:

Title:                                  Title:

Email for Notices:

**EXHIBIT E**

*Articles of Organization*

# NEW YORK STATE DEPARTMENT OF STATE
## DIVISION OF CORPORATIONS, STATE RECORDS AND UNIFORM COMMERCIAL CODE
# FILING RECEIPT

| | |
|---|---|
| **ENTITY NAME :** | WESTCHESTER SOCCER GROUP, LLC |
| **DOCUMENT TYPE :** | ARTICLES OF ORGANIZATION |
| **ENTITY TYPE :** | DOMESTIC LIMITED LIABILITY COMPANY |

| | |
|---|---|
| **DOS ID :** | 7209607 |
| **FILE DATE :** | 12/20/2023 |
| **FILE NUMBER :** | 231220001348 |
| **TRANSACTION NUMBER :** | 202312200001048-2746927 |
| **EXISTENCE DATE :** | 12/20/2023 |
| **DURATION/DISSOLUTION :** | PERPETUAL |
| **COUNTY :** | WESTCHESTER |

**SERVICE OF PROCESS ADDRESS :** THE CORPORATION
670 MILTON RD,
RYE, NY, 10580, USA

**ELECTRONIC SERVICE OF PROCESS**
**EMAIL ADDRESS :** MBBHTDY@YAHOO.COM

**FILER :** MITCHELL BARUCHOWITZ
670 MILTON RD,
RYE, NY, 10580, USA

*You may verify this document online at :*  *http://ecorp.dos.ny.gov*
**AUTHENTICATION NUMBER :** 100004868792

| | | | |
|---|---|---|---|
| TOTAL FEES: | $350.00 | TOTAL PAYMENTS RECEIVED: | $350.00 |
| FILING FEE: | $200.00 | CASH: | $0.00 |
| CERTIFICATE OF STATUS: | $0.00 | CHECK/MONEY ORDER: | $0.00 |
| CERTIFIED COPY: | $0.00 | CREDIT CARD: | $350.00 |
| COPY REQUEST: | $0.00 | DRAWDOWN ACCOUNT: | $0.00 |
| EXPEDITED HANDLING: | $150.00 | REFUND DUE: | $0.00 |

*Operating Agreement*

**OPERATING AGREEMENT**

**OF**

**WESTCHESTER SOCCER GROUP, LLC**

**(a New York Limited Liability Company)**

**December 20, 2023**

**THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS AND LAWS. THE SALE OR OTHER DISPOSITION OF SUCH UNITS IS RESTRICTED AS STATED IN THIS AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING UNITS REPRESENTED BY THIS AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS UNITS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND LAWS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.**

**OPERATING AGREEMENT**

**OF**

**WESTCHESTER SOCCER GROUP, LLC**

This OPERATING AGREEMENT of Westchester Soccer Group, LLC (the "Company"), a New York limited liability company, is entered into as of December 20, 2023 (the "Effective Date"), by and among the initial Members and such additional Persons who may become Members hereof, from time to time, pursuant to the provisions of this Agreement and the Act in accordance with the terms of this Agreement.

**W I T N E S S E T H**

**WHEREAS**, the Articles of Organization of the Company was filed with the New York Secretary of State on December 20, 2023 (the "Articles of Organization").

**WHEREAS**, the Members wish to enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations.

**NOW, THEREFORE**, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

## ARTICLE 1
## DEFINITIONS

For purposes of this Agreement, unless the context clearly indicates otherwise, the following terms shall have the following meanings:

(a) **Act.** The New York Limited Liability Company Act, and all amendments to such statute.

(b) **Affiliate.** With respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, the term "control", when used with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through the ownership of voting securities, by contract or otherwise.

(c) **Agreement.** This Operating Agreement, including any exhibits or schedules attached hereto, as the same may be further amended or restated from time to time pursuant to the terms of this Agreement.

(d) **Business Day.** Any day upon which banking institutions are required or permitted to be open for the transaction of business in New York City.

(e)     **Capital Account.**  The account maintained for a Member (or the transferee of one or more Units who has not been admitted as a Member) as determined in accordance with ARTICLE 6 of this Agreement.

(f)     **Capital Commitment**.  With respect to any Member at any time, the amount specified as such Member's Capital Commitment on Exhibit 1.

(g)     **Capital Contribution.**  Any contribution of Property to the Company made by or on behalf of a Member.

(h)     **Capital Event.**  With respect to any Company Property, a financing or refinancing, sale, exchange or other disposition other than in the ordinary course of business, or any other Voluntary Transfer or Involuntary Transfer.

(i)     **Cause.**  Any one or more of the following events occurring with respect to the Managing Member: (i) conviction of a felony (other than negligent vehicular homicide); (ii) intentional act or omission that the Managing Member knows is significantly detrimental to the interests of the Company or any Affiliate; or (iii) removal of a Managing Member by order of the League. The existence of Cause in each case be determined by a Majority Class A and Class B Vote.  A Majority Class A and Class B Vote may make such determination before or after the removal of the Managing Member.

(j)     **Change of Control**.  Any sale, license, lease, exchange, mortgage, pledge, or otherwise transfer or dispose all or substantially all of the property or assets of the Company, regardless of the form of the transaction, including a merger, consolidation, reorganization, recapitalization or any other form of transaction (but excluding a merger, consolidation, reorganization, recapitalization, or other transaction with or into a wholly owned subsidiary of the Company or a merger, consolidation, reorganization, recapitalization, or other transaction in which (i) the Units outstanding immediately prior to such transaction continue to represent a majority by voting power of the voting securities of the entity outstanding immediately following the transaction or (ii) the securities issued in exchange for the Units outstanding immediately prior to such transaction represent a majority by voting power of the voting securities of the continuing or resulting entity outstanding immediately following the transaction).

(k)     **Class A Member.**  A Member who owns a Class A Unit in its capacity as such.

(l)     **Class A Unit**.  Each Unit designated as such at issuance by the Managing Members, which shall have the rights, preferences, duties and obligations set forth herein

(m)     **Class B Member.**  A Member who owns a Class B Unit in its capacity as such.

(n)     **Class B Unit.**  Each Unit designated as such at issuance by the Managing Members, which shall have the rights, preferences, duties and obligations set forth herein

(o)     **Code.**  The U.S. Internal Revenue Code of 1986, as amended, and any successor thereto.

(p)     **Disability.**  Incapacity or disability such that a Managing Member becomes unable to perform for the Company substantially the same services as he or she performed prior to incurring such incapacity or disability (all as certified by a reputable licensed physician who has been selected by a Supermajority Class B Vote), and such incapacity or disability has continued for a period of six (6) consecutive months or a total of six (6) months in any twelve (12) month period.

(q)     **Distribution.**  A transfer of Company Property to a Member on account of a Unit.

(r)     **Exhibit 1.**  Exhibit 1 to this Agreement.

(s)     **Expenses**.  For any period, the sum of the total gross cash expenditures of the Company during such period including, without limitation and for the avoidance of doubt, any expenditures by the Company in connection with any Service Agreement (or other agreement entered between the Company and any of its service providers).

(t)     **Franchise Agreement**. That certain Franchise Agreement by and between the Company and the League, as it may be amended, supplemented, renewed, or otherwise modified from time to time

(u)     **Initial Member**.  Each of Mitch Baruchowitz and Danny Dekker.

(v)     **Involuntary Transfer.**  The involuntary transfer of all or any portion of Units by way of intestacy, will, bankruptcy, receivership, levy, execution, charging order or other similar seizure by legal process.

(w)     **League**. USL Pro-2, LLC, the operator of the men's professional soccer league currently known as the USL League One, and its successors.

(x)     **League Documents.** League Documents means (a) all present and future League Rules, (b) any entity information forms, general authorizations and financial disclosures provided to the League, (c) the Franchise Agreement and any other agreements and arrangements to which the Company is (or after the date hereof may become) subject or by which it or its assets (including, without limitation, this Agreement) are (or may become) bound with or in favor of the League, and (d) any agreements and arrangements to which clubs in the League generally or the League is (or after the date hereof may become) subject or by which they or its assets are (or may become) bound, in each case as they may be amended or adopted from time to time and including the custom and practice thereunder

(y)     **Majority Class A and Class B Vote**.  With respect to any action, vote or consent of the Members, the affirmative vote of Members representing not less than a majority of the aggregate Class A Units and Class B Units then issued and outstanding, voting together as a single class.

(z)     **Management Right.**  The right of a Member to participate in the management of the Company, to vote on any matter, and to grant or to withhold consent or approval of actions of the Company.

(aa)    **Managing Member Event**.  Any one or more of the following events occurring with respect to the Managing Member (the "Affected Managing Member"):  (i) the death of the Affected Managing Member or (ii) Disability of the Affected Managing Member.

(bb)    **Managing Member.**  Each Member selected to manage the affairs of the Company or any successor appointed pursuant to ARTICLE 5 of this Agreement. Each Managing Member shall serve as the Principal Owner (as such term is defined in the Franchise Agreement) and the Governor in accordance with the League Documents.

(cc)    **Managing Member Vote**.  With respect to any action, vote or consent of (i) the Managing Member, (ii) in the event there are two Managing Members, the unanimous affirmative vote of Managing Members, or (iii) in the event that there are more than two Managing Members then serving, the affirmative vote of a majority of the Managing Members.

(dd)    **Member.**  Each Person (i) identified as a Member on Exhibit 1 as of the date hereof and who has executed this Agreement or a counterpart thereof, and (ii) hereinafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of a Unit.

(ee)    **Net Cash Flow.**  For any period, the excess of (a) Revenues for such period over (b) Expenses for such period plus such reserves as the Managing Members shall designate for such period, other than any amounts attributable to a Capital Event.

(ff)    **Net Profits and Net Losses.**  The income, gain, loss, deductions and credits of the Company, in the aggregate or stated separately, as appropriate, determined at the close of each fiscal year in accordance with the Company's method of accounting.

(gg)    **Percentage Interest**.  With respect to any Member, the ratio of such Member's Capital Commitment to the total Capital Commitments of all Members.

(hh)    **Permitted Transferee**.  With respect to a proposed Voluntary Transfer by a Member of a portion or all of his, her or its Units, any of the following: (i) another Member or its manager or member(s); (ii) a trust established by such Member for the benefit of one or more of his, her or its immediate family members; (iii) a surviving spousal heir; or (iv) any other Person approved by a Supermajority Class B Vote.

(ii)    **Person.**  An individual, trust, estate, corporation, partnership, limited liability company or other entity.

(jj)    **Principal Office.**  The Principal Office of the Company set forth in Section 2.5 below.

(kk)    **Property**.  Any property, real or personal, tangible or intangible, including money and securities and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

(ll)    **Pro Rata Portion.**  With respect to any Preemptive Member, on any issuance date for New Units, the number of New Units equal to the product of (i) the total number of New Units to be issued by the Company on such date and (ii) the Percentage Interest held by such Preemptive Member immediately prior to such issuance .

        (mm)   **Revenues.**  For any period, the sum of the total gross cash revenues received by the Company during such period.

        (nn)   **Sale Transaction**.  Any transaction or series of related transactions pursuant to which any Person or group of Persons acting in concert (other than any Person who is a Member or a Permitted Transferee as of the Effective Date), together with such Person's or group of Persons' Affiliates, (i) acquire(s) more than fifty percent (50%) of the Units of the Company (other than the issuance of equity securities by the Company in connection with a transaction where the principal business purpose is raising capital), or (ii) the sale of all, or substantially all, of the Company's and/or its subsidiaries' assets determined on a consolidated basis.

        (oo)   **Supermajority Class A and Class B Vote.**  With respect to any action, vote or consent of the Members, the affirmative vote of Members representing not less than two-thirds (66%) of the aggregate Class A Units and Class B Units then issued and outstanding, voting together as a single class.

        (pp)   **Supermajority Class A Vote**.  With respect to any action, vote or consent of the Members, the affirmative vote of Members representing not less than two-thirds (66%) of the aggregate Class A Units then issued and outstanding, voting together as a separate class.

        (qq)   **Supermajority Class B Vote**. With respect to any action, vote or consent of the Members, the affirmative vote of Members representing not less than two-thirds (66%) of the aggregate Class B Units then issued and outstanding, voting together as a separate class.

        (rr)   **Tax Regulations**.  The federal income tax regulations promulgated by the U.S. Treasury Department under the Code, as such Tax Regulations may be amended from time to time.  All references herein to a specific section of the Tax Regulations shall be deemed also to refer to any corresponding provision of succeeding Tax Regulations.

        (ss)   **Team**. A professional soccer franchise affiliated with the League to be based in Westchester County, New York.

        (tt)   **Transfer.**  A Voluntary Transfer or an Involuntary Transfer.

        (uu)   **Unrecovered Capital.**  The positive difference, if any, between (i) a Member's Capital Contribution, and (ii) cumulative distributions made or deem made to that Member pursuant to Section 7.3 hereof.

        (vv)   **Voluntary Transfer**.  Any sale, assignment, participation, hypothecation, transfer, pledge, encumbrance, gift or other disposition.

**ARTICLE 2**
**ORGANIZATION**

2.1     **Agreement.**  It is the express intention of the Members that this Agreement shall be the sole source of agreement of the parties with respect to the matters set forth herein, and, except to the extent a provision of this Agreement expressly incorporates federal income tax rules by reference to sections of the Code or Tax Regulations or is expressly prohibited or ineffective under the Act, this Agreement shall govern, even when inconsistent with, or different than, the provisions of the Act or any other law or rule.

2.2     **Name.**  The name of the Company is Westchester Soccer Group, LLC, and all business of the Company shall be conducted under that name or such other lawful name or names as the Managing Members shall determine from time to time.  The Managing Members shall give prompt notice to each of the Members of any change to the name of the Company.

2.3     **Term of the Company.**  The term of the Company commenced on the date the Articles of Organization was filed with the Secretary of State of the State of New York and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement and the Act.

2.4     **Registered Agent and Office.**

(a)     The Company's registered agent for the service of process on the Company in the State of New York shall be the initial registered agent named in the Articles of Organization or such other Person as the Managing Members may designate from time to time in the manner provided by the Act.

(b)     The Company's registered office shall be the office of the initial registered agent named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Managing Members may designate from time to time in the manner provided by the Act.

2.5     **Principal Office.**  The Principal Office of the Company shall be located at such location as is determined by the Managing Members from time to time upon a Managing Member Vote.  The Managing Members shall give prompt written notice of any such change to all of the Members.

2.6     **Purpose**.  The purpose of the Company is to (a) directly own and operate the Team and (b) to engage in any and all activities necessary or incidental thereto, including, without limitation, exercising Company rights related to the Team, maintaining one or more bank accounts or otherwise managing or dealing in, or developing ancillary projects or undertakings related to, the Team, in each case in accordance with League Documents.  The Company shall not engage in any other operating or investment activities without the written consent of a Majority Class A and Class B Vote.

2.7     **Powers.**  The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Act.

2.8 **Company Expenses**. The Company shall pay, or reimburse the Managing Members for, the formation costs and expenses of the Company, including filing fees and registered agent fees in the State of New York. The Company shall also be responsible for its ongoing company fees and expenses in the State of New York, its tax preparation and reporting costs and expenses, and any other costs and expenses directly related to the acquisition, holding, management, financing and disposition of its interest in the Team (collectively, "Company Expenses"). For the avoidance of doubt, expenses incurred by the Company in fulfilling its indemnification obligations under Section 5.4 below shall not be considered Company Expenses.

2.9 **No State-Law Partnership**. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, or officer of the Company shall be a partner or joint venturer of any other Member, or officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.9.

# ARTICLE 3
# ACCOUNTING AND RECORDS

3.1 **Records to be Maintained.**

(a) The Company shall maintain the following records at its Principal Office:

(1) a current list of the full name and last known mailing address of each Member, together with the information set forth on Exhibit 1;

(2) a copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which the Articles of Organization or any such amendment has been executed;

(3) a copy of this Agreement including all amendments hereto; and

(4) any other records which the Company is legally required to maintain.

(b) Except as expressly set forth in this Agreement or any separate written agreement between the Company and any Member, pursuant to Section 1102(c) of the Act, no Member shall have the right to any other information from the Company, except as may be required by any non-waivable provision of law.

3.2 **Reports to Members.**

(a) The Managing Members shall cause the Company to distribute to the Class A Members and Class B Members (i) as soon as reasonably practicable, the reports received by the Company with respect to the Company's Investment and (ii) as soon as reasonably practicable after the end of the close of each fiscal year, the annual financial statements prepared by the Company, provided, however, that the Class A Members and Class B Members may be excluded from access to any material if the Managing Members determine, in good faith, upon advice of counsel, that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect trade secrets or similar confidential information.

(b)     In addition, within ninety (90) days after the end of each calendar year or as soon thereafter as is practicable, the Company shall mail to each Member who shall need such information for tax purposes, whether currently or formerly a Member, a report setting forth in sufficient detail such transactions effected by the Company during such calendar year as shall enable each such Member to prepare his, her or its local, state and federal income tax returns in accordance with the laws, rules and regulations then prevailing.  The Company's tax reports and filings shall be prepared by such accountant(s) or accounting firm(s) selected by the Managing Members upon a Managing Member Vote.

3.3     **Tax Returns and Reports.**  The Managing Members, at the Company's expense, shall cause to be prepared and timely filed income tax returns of the Company in all jurisdictions where such filings are required or desirable.

3.4     **Corporate Transparency Act Compliance**.

(a)     General.  Each Member understands and acknowledges that the Company is subject to the U.S. Corporate Transparency Act, as amended (the "CTA"). Subject to the terms and conditions of this Agreement, each Member shall cooperate with the Company and use its best efforts to take, or cause to be taken, all actions necessary, proper or advisable to promptly provide the Company no later than fifteen days after becoming a member with such information (including information with respect to such Member's equityholders and beneficial owners (within the meaning of the CTA)) as is reasonably necessary for the Company to comply with all legal requirements which may be imposed on the Company pursuant to the CTA, including without limitation by providing the Company with the information set forth on Schedule 3.4 and by notifying the Company in writing promptly upon any change or inaccuracy in such information with respect to such Member. Each Member represents and warrants to the Company that the information that such Member has provided to the Company hereunder is true and correct.

(b)     Indemnification.  Each Member hereby agrees to indemnify and hold harmless the Company and the other Members (including the Managing Members) from and against any losses, claims, damages, judgments, penalties, fines, costs, or liabilities of whatever kind arising from or relating to: (i) any failure of such Member to comply with such Member's obligations under this Section 3.4; or (ii) any provision by such Member of false or incomplete information pursuant to this Section 3.4 and on Schedule 3.4. The provisions of this Section 3.4 and the obligations of a Member pursuant to this Section 3.4 shall survive the termination, dissolution, liquidation, and winding up of the Company or any transfer of such Member's Units.

# ARTICLE 4
## RIGHTS AND DUTIES OF MEMBERS

4.1    **No New Members**.  No new Members may be admitted to the Company without a Managing Member Vote.

4.2    **No Personal Liability.**  Except as otherwise provided in the Act, by applicable law or expressly in this Agreement, no Member will be obligated personally for any debt, obligation or liability of the Company or other Members, whether arising in contract, tort or otherwise, solely by reason of being a Member.

4.3    **No Withdrawal from the Company**.  A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events.  So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void.

4.4    **Conflicts of Interest.**  A Member does not violate a duty or obligation to the Company merely because the Member's conduct furthers his, her or its own interests.  The rights and obligations of a Member who lends money to, or transacts business with, the Company are the same as those of a person who is not a Member, subject to applicable law.  No transaction with the Company shall be voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is fair and reasonable to the Company or if it was approved by a Supermajority Class B Vote.

4.5    **Meetings; Action by the Members**.

(a)    Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting by written consent to such action executed by all of the Members.

(b)    Meetings of the Members may be called at any time by a Managing Member Vote. Notice of any such meeting shall be sent not less than two (2) nor more than thirty (30) calendar days before such meeting, and shall specify the place, date and time of such meeting. Meetings may also be held telephonically or by video conference.  A notice of a meeting shall also specify in reasonable detail the intended purpose or purposes of such meeting.

4.6    **Representations and Warranties of Members.**  Each Member represents and warrants to the Company and the other Members that:

(a)    Such Member's Units are being acquired for his, her or its own account solely for investment purposes and not with a view to resale or distribution thereof;

(b)    Such Member has conducted his, her or its own independent review and analysis of the business, operations, financial condition and prospects of the Company and such Member acknowledges that he or she has been provided adequate access to the books and records of the Company for such purpose;

(c)     The determination of such Member to acquire the Units has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the business, operations, financial condition and prospects of the Company that may have been made or given by any other Member;

(d)     Such Member has such knowledge and experience in financial, tax and business matters and is capable of evaluating the merits and risks of an investment in the Company and making an informed decision with respect thereto;

(e)     Such Member is able to bear the economic and financial risk of an investment in the Company for an indefinite period of time;

(f)     The execution, delivery and performance of this Agreement have been duly authorized by such Member and do not require such Member to obtain any consent or approval that has not been obtained and do not contravene or result in a default under any provision of any law or regulation applicable to such Member or any agreement or instrument to which such Member is a party or by which such Member is bound;

(g)     This Agreement is valid, binding and enforceable against such Member in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium, and other similar laws of general applicability relating to or affecting creditors' rights or general equity principles (regardless of whether considered at law or in equity); and

(h)     Such Member is an "accredited investor" as such term is defined in Rule 501 under the Securities Act of 1933, as amended.

4.7     <u>No Power to Manage</u>. The Members shall have no power to participate in the management of the Company or to vote on any matter, except as specifically set forth in this Agreement, or as may be required under non-waivable provision of the Act.

4.8     <u>Matters Requiring a Majority Class A and Class B Vote</u>. So long as any Class A Units are outstanding, the Company shall not, either directly or indirectly, do any of the following without the affirmative vote or written consent of a Majority Class A and Class B Vote:

(a)     Liquidate, dissolve or wind-up the business and affairs of the Company or the Team except in connection with a Change of Control;

(c)     Approve any Change of Control;

(d)     Merge or amalgamate the business of the Company or its subsidiaries with any other business; or

(g)     Change the purpose of the Company or the principal business of the Company, enter new lines of business, or exit the Company's current line of business;

## ARTICLE 5
## MANAGING MEMBERS

5.1 **Management**.

(a) The business and affairs of the Company shall be managed, operated and controlled by or under the direction of the Managing Members. The Managing Members shall have, and are hereby granted, the full and complete power, authority and discretion for, on behalf of and in the name of the Company, to take such actions as they may deem necessary or advisable to carry out any and all of the objectives and purposes of the Company, subject only to the terms of this Agreement.

(b) The initial Managing Member is Mitchell Baruchowitz.

(c) Upon the occurrence of a Managing Member Event, the Affected Managing Member shall be deemed to have resigned as a Managing Member and officer of the Company (although he or she shall remain a Member). A Managing Member may also voluntarily resign as such at any time by delivering a written resignation to the Members. Any such resignation shall be effective upon receipt thereof unless it is specified to be effective at some other time or upon the occurrence of some other event. The acceptance of a resignation shall not be necessary to make it effective.

(d) A Managing Member may be removed at any time for Cause upon a Majority Class A and Class B Vote.

(e) Promptly following the resignation or removal of a Managing Member, a new or replacement Managing Member shall be elected by a Managing Member Vote. The resignation or removal of a Managing Member who is also a Member shall not affect the Managing Member's rights as a Member and shall not constitute a withdrawal of such Person as a Member.

(f) The Managing Members may delegate all or any portion of the rights and authority possessed by the Managing Members to such Persons as the Managing Members may, from time to time, deem appropriate. Any such delegation shall be subject to the conditions that: (i) the Managing Members shall not delegate or purport to delegate any right or authority in excess of that possessed by the Managing Members hereunder; (ii) any such Person shall be subject to the overall supervision and control of the Managing Members; and (iii) the Managing Members shall be entitled to terminate any such delegation at any time, with or without cause, and without expense to the Company.

(g) The Managing Members, and any officer authorized by the Managing Members, are authorized to execute, deliver and file, in the name of and on behalf of the Company, any and all documents, agreements, certificates, receipts, instruments, forms, letters, or similar documents and to do or cause to be done any other actions as the Managing Members may deem necessary or desirable to further the interests of the Company. Except as otherwise expressly provided herein to the contrary, no person other than a Managing Member shall have authority to bind the Company in any way. No Person dealing with the Company shall have any obligation to inquire into the power or authority of the Managing Members acting on behalf of the Company.

(h)      Persons dealing with the Company are entitled to rely conclusively upon the power and authority of the Managing Members, who shall have the power and authority to bind the Company with respect to all matters including, but not limited to, matters relating to the Team and the League.

(i)      Any action permitted or required by the Act or this Agreement to be taken by the Managing Members may be taken at a duly called meeting or without a meeting if a written consent setting forth the action to be taken is signed by at least two of the Managing Members or, in the event that there are less than three Managing Members then serving, all of the Managing Members.

5.2      **Officers.**  The Managing Members may appoint officers of the Company to oversee the daily operations of the Company.  Such officers shall have such duties as may be given to them from time to time by the Managing Members and shall be subject to removal as officers by the Managing Members at any time, with or without cause (subject to the terms of any other applicable agreements).

5.3      **Standard of Care.**  Except for the implied covenant of good faith and fair dealing, each Managing Member in his or her capacity as such shall not owe any fiduciary or other duties (including any duty of loyalty, duty of care, or duty of good faith and fair dealing) to the Company or the Members.  In discharging his, her or its duties, a Managing Member shall be fully protected in relying in good faith upon the records required to be maintained under ARTICLE 3 and upon such information, opinions, reports or statements by any Person as to matters which such Managing Member reasonably believes are within such other Person's professional or expert competence, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits or losses of the Company or any other facts pertinent to the existence and amount of assets from which Distributions to Members might properly be paid.

5.4      **Indemnification.**  The Company shall indemnify and hold harmless the Managing Members and each of the Company's other Members and officers against any loss, damage or expense (including reasonable attorneys' fees and the cost and expenses of enforcing this provision) incurred by the Managing Member, other Member or officer as a result of any act performed or omitted on behalf of the Company or in furtherance of the Company's interests; provided that no indemnification shall be made to or on behalf of the Managing Member, other Member or officer if a final judgment or final adjudication (each by a court of competent jurisdiction) adverse to the Managing Member, other Member or officer establishes his, her or its acts constituted gross negligence or willful misconduct and were material to the cause of action so adjudicated.  The satisfaction of any indemnification and any holding harmless shall be from and limited to Company Property and the Members shall not have any personal liability on account thereof.   Upon the request of a Person who reasonably believes he or she is entitled to indemnification under this Section 5.4, the Company shall advance expenses to such indemnified persons hereunder as such expenses are incurred, subject to receipt of a written undertaking by such indemnified person to promptly refund such advancements in the event that it is later finally determined by a court of competent jurisdiction that he or she is not entitled to indemnification hereunder.  The provisions of this Section 5.4 shall survive the dissolution, liquidation, winding up and termination of the Company.

5.5     **Compensation; Reimbursement of Expenses; Company Expenses.**

(a)     The Managing Members and Officers of the Company shall not be entitled shall not be entitled to receive any compensation, fees or other remuneration from the Company for serving in such capacities.

(b)     The Managing Members and officers of the Company shall be entitled to reimbursement of any out-of-pocket expenses reasonably incurred by them on behalf of the Company or in connection with their service as such in accordance with the Company's reimbursement policies implemented from time to time by the Managing Members.

**ARTICLE 6**
**CAPITAL COMMITMENTS AND CAPITAL ACCOUNTS**

6.1     **Authorization and Issuance of Units.**

(a)     All membership interests shall be denominated in units of the Company (each a "Unit" and collectively, the "Units"), and the relative rights, privileges, preferences and obligations of the Members with respect to Units shall be determined under this Agreement and the Act to the extent provided herein and therein.  The number and the class of Units held by each Member shall be set forth opposite such Member's name on Exhibit 1, as may be updated from time to time.  As of the Effective Date, the classes of Units of the Company are as follows: (i) the Class A Units, of which there are 200,000 authorized and 100,000 of which are outstanding; and (ii) the Class B Units, of which there are 1,000,000 authorized and 50,000 of which are outstanding.

(b)     The Managing Members may, subject to compliance with Section 6.5, from time to time, designate one or more classes or series or authorize the issuance of additional Units, and fix the number of Units per class or series and determine for each such class or series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations or restrictions thereof, as shall be approved by the Managing Members.  Subject to the foregoing and compliance with Section 6.5, the Managing Members shall have the power to issue the authorized Units on the terms and conditions determined by the Managing Members without the consent of the Members or amendment of this Agreement.

(c)     The holders of each class of Units shall be entitled to the rights, subject to the obligations set forth herein, ascribed to such class.  Any holder of a class of Units shall be referred to as a Member of such class of Units.  Any holder of more than one class of Units shall have separate rights under this Agreement with respect to each class of Unit held by such Member.

6.2     **Capital Commitments**.  Concurrently with the execution of this Agreement, the Class A Members are contributing the full amount of their Capital Commitments to the Company as identified on Exhibit 1.  The Class B Members have made the initial Capital Commitments to the Company as identified on the books and records of the Company.  The amount contributed by each Member to the Company shall be credited to such Member's Capital Account in accordance with Section 6.3 below.  Without in each case obtaining such Member's prior written consent, no Member may, but is not required, to make any Capital Commitment in excess of the amount on

Exhibit 1 by exercising their respective preemptive rights to purchase New Units pursuant to Section 6.5 of this Agreement.

      6.3    **Capital Accounts**.

      (a)    A Capital Account shall be established and maintained for each Member on the Company's books and records.

      (b)    The Capital Accounts shall be maintained and adjusted in accordance with the applicable requirements of Code Section 704(b) and the applicable provisions of the Tax Regulations promulgated thereunder.

      (1) Each Member's Capital Account shall be <u>increased</u> by the amount of (i) such Member's Capital Contributions, (ii) allocations to him or her of Net Profits (or items of income or gain), and (iii) any liabilities of the Company that are assumed by such Member or secured by any property Distributed to such Member.

      (2) Each Member's Capital Account shall be <u>decreased</u> by (i) the amount of cash and the fair market value of property (net of liabilities that the Members are considered to assume or take such property subject to) Distributed to such Member, (ii) allocations to him or her of Net Losses (or items of loss or deduction), and (iii) the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

      (c)    The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Tax Regulations Section 1.704-1(b)(2)(iv) and shall be interpreted and applied in a manner consistent with such Tax Regulations.  In the event that the Managing Members shall determine that it is prudent to modify the manner in which the Capital Accounts are computed to comply with such Tax Regulations, the Managing Members may make any such modification, provided that such modification is not likely to have a material effect on the amounts distributable to the Members pursuant to this Agreement.

      (d)    In the event that any Member shall have a deficit balance in his, her or its Capital Account, such Member shall have no obligation, during the term of the Company or upon dissolution or liquidation thereof, to restore such negative balance or make any Capital Contributions to the Company by reason thereof, except as may be required by applicable law or in respect of any negative balance resulting from a withdrawal of capital or dissolution in contravention of this Agreement.

      6.4    **No Withdrawal**.  No Member shall be entitled to withdraw any part of his, her or its Capital Account or to receive any Distribution from the Company, except as provided in this Agreement.  No Member shall receive any interest, salary or drawing with respect to his, her or its Capital Contributions or Capital Account, except as otherwise provided in this Agreement.

6.5    **Preemptive Rights**.

(a)    The Company hereby to each Class A Member and Class B Member (the "<u>Preemptive Members</u>") the right to purchase its Pro Rata Portion of any new Units (the "<u>New Units</u>") that the Company may from time to time propose to issue or sell to any Person.

(b)    The Company shall give written notice (an "<u>Issuance Notice</u>") prior to any proposed issuance or sale described in subsection (a) above to the Preemptive Members. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase New Units and shall set forth the material terms and conditions of the proposed issuance, including:

(A) the number and description of the New Units proposed to be issued and the percentage of the Company's outstanding Units such issuance would represent;

(B) the proposed issuance date (if applicable); and

(C) the proposed purchase price per New Unit.

(c)    Each Preemptive Member shall, for a period of ten (10) days following the receipt of an Issuance Notice (the "<u>Exercise Period</u>"), have the right to elect irrevocably to purchase its Pro Rata Portion of the New Units at the purchase price set forth in the Issuance Notice by delivering a written notice to the Company. The closing of any purchase by any Preemptive Member shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice.

(d)    No later than five (5) days following the expiration of the Exercise Period, the Company shall notify each Preemptive Member in writing of the number of New Units that each Preemptive Member has agreed to purchase (the "<u>Over-allotment Notice</u>").  Each Preemptive Member exercising its rights to purchase its Pro Rata Portion of the New Units in full (an "<u>Exercising Member</u>") shall have a right of over-allotment such that if any other Preemptive Member fails to exercise its right under this <u>Section 6.5</u> to purchase its Pro Rata Portion of the New Units (each, a "<u>Non-Exercising Member</u>"), such Exercising Member may purchase all or part of such Non-Exercising Member's allotment by giving written notice to the Company within five (5) days of receipt of the Over-allotment Notice (the "<u>Over-allotment Exercise Period</u>") and within such notice indicate the number of New Units from the Non Exercising Members' allotment(s) that it irrevocably elects to purchase.  If more than one Exercising Member elects to purchase such Non-Exercising Member's allotment, then the purchase right for such allotment shall be divided among such Exercising Members on a pro-rata basis according to their respective Percentage Interests.

(e)    If any Preemptive Member fails to purchase its allotment of the New Units within the time period described in subsection (c) and some of those New Units remain unpurchased after the expiration of the Over-allotment Exercise Period ("<u>Unallocated Units</u>"), the Company shall be free to complete the proposed issuance or sale of those Unallocated Units on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Units to be issued or sold by the Company may be reduced); provided, that (x) such issuance or sale is closed within thirty (30) days after the expiration of the Over-allotment

Exercise Period and (y) for the avoidance of doubt, the price at which the New Units are sold is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Units within such time period, the Company shall not thereafter issue or sell any New Units without first again offering such securities to the Preemptive Members in accordance with the procedures set forth in this Section 6.5.

(f)     Upon the issuance or sale of any New Units in accordance with this Section 6.5, the Company shall deliver to each Exercising Member, with respect to each Unit purchased, certificates (if any) evidencing the Units, which Units shall be issued free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such Units shall be, upon issuance thereof to the Exercising Members and after payment therefor, duly authorized, validly issued, fully paid and non-assessable.

(g)     Each Exercising Member shall deliver to the Company the purchase price for the New Units purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Units shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

(h)     Notwithstanding anything to the contrary set forth herein, in lieu of offering any New Units to the Preemptive Members at the time such New Units are offered to any Person, the Company may comply with the provisions of this Section 6.5 by making an offer to sell to each Preemptive Member his, her or its Pro Rata Portion of such New Units within thirty (30) days after a sale of New Units subject to the preemptive rights set forth in this Section 6.5 is effected.  In such event, for all purposes of this Section 6.5, each  Preemptive Member's Pro Rata Portion shall be determined taking into consideration the actual number of New Units sold to any other Person so as to achieve the same economic effect as if such offer would have been made prior to such sale.  For the avoidance of doubt, the Company may not sell New Units to any Person pursuant to this Section 6.5(h) if, as a result of such sale and subsequent offering to the Preemptive Members, such Preemptive Members would not achieve the same economic effect as if such New Units had first been offered to the Preemptive Members pursuant to Sections 6.5(c) and 6.5(d).

(i)     Notwithstanding the foregoing, the provisions of Section 6.5 shall not be applicable to the issuance of New Units (i) as a distribution on the outstanding Units or in connection with any ratable reclassifications, recapitalizations, consolidations or similar events affecting the Units, or (ii) in connection with a business acquisition by the Company pursuant to a bona fide sale from a third party that is not an Affiliate of the Company or any of its Members, whether by merger, consolidation, sale of assets or sale or exchange of equity securities or otherwise (the New Units described in clauses (i)-(iii) are collectively referred to as "Exempted New Units").

(j)     The rights described herein shall terminate and be of no further force or effect upon (a) the consent of the Company and a Supermajority Class A and Class B Vote; or (b) a Sale Transaction.

# ARTICLE 7
## ALLOCATIONS AND DISTRIBUTIONS

7.1    **Allocations**.  Allocations to the Members at the end of each fiscal year (or other period) shall be made as follows:  Net Profits and Net Losses (and to the extent necessary individual items of income, gain, loss or deduction) shall be credited or debited to the Capital Accounts of all Members in accordance with their respective then-current Percentage Interests.

7.2    **Allocation of Income and Loss for Income Tax Purposes.**  The income, deductions, gains, losses and credits of the Company shall be allocated for federal, state and local income tax purposes by the Managing Members among the persons who were Members during the relevant taxable year.  For purposes of determining the share of any items allocated to any period during the relevant taxable year of the Company, such shares shall be determined by the Managing Members using any method permitted by the Code and the Tax Regulations.  The Managing Members shall make all allocations taking into account the Members' Capital Accounts on the first day of the taxable year and distributive shares of Net Profit or Net Loss for such year, any entry of new Members, any Distributions by the Company, any withdrawals from Capital Accounts, any additional Capital Contributions and the difference between income for tax purposes and profitability for Company purposes (for example, unrealized gains and losses being included in the latter but not necessarily in the former) so as to as closely as reasonably possible have the tax allocations follow the economic allocations; provided, however, that the Managing Members shall be permitted to take into account such other factors as may be permitted by the Code and Tax Regulations and any such allocations shall be binding on all Members, so long as they were made reasonably and in good faith.

7.3    **Distributions.**

(a)    Distributions to Members shall occur as determined by the Managing Members.  The timing of any such Distributions shall be at the reasonable discretion of the Managing Members. All Distributions shall be made in cash to the extent reasonably possible (or other Property of the Company if not reasonably possible); provided that all Members are treated equally and proportionately in such regard.

(i)    All Distributions of Net Cash Flow shall be made to the holders of the Class A Units and Class B Units pro rata in proportion to the aggregate number of Units held by the holders of Class A Units and Class B Units.

(ii)    All Distributions (other than Distributions of Net Cash Flow) shall be made to the Members in the following order and priority: (i) first, to the Class A Members pro rata in proportion of their Percentage Interests in an amount equal to their respective Unrecovered Capital, (ii) second, to the Class B Members in proportion of their Percentage Interests in an amount equal to their respective Unrecovered Capital, (iii) then, to the Members pro rata in proportion to their Percentage Interests.

(b)    The Company will at all times be entitled to make payments with respect to any taxes imposed on the Company and also with respect to each Member (or any beneficial owner of such Member) in amounts required to discharge any obligation of the Company to withhold or make payments to any U.S. federal, state, local or foreign taxing authority ("Taxing Authority") with respect to the Company or to any Distribution or allocation of income or gain to such Member and to withhold (or deduct) the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 7.3 shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement. If the Company in good faith makes any payment to a Taxing Authority in respect of a Member hereunder that is not withheld from actual distributions to the Member, then the Member shall reimburse the Company for the amount of such payment, on demand, plus interest, compounded annually, on such amount from the date of such payment until such amount is repaid (or deducted from a distribution) to the Company at the base rate of interest on corporate loans at large United States money center commercial banks, as published from time to time in the Wall Street Journal. Prior to actual reimbursement, any amount incorrectly received by a Member from the Company (plus the accrued interest) will be held by such Member in trust for the benefit of the Company. The amount of a Member's reimbursement obligation under this Section 7.3(b), to the extent not paid, shall be deducted from the distributions to such member, and any amounts so deducted shall constitute a repayment of such member's obligation hereunder. Each Member's reimbursement obligation under this Section 7.3(b) shall continue after such Member transfers its interest in the Company or after a withdrawal by such Member. Each Member agrees to furnish the Company with any representations and forms as shall reasonably be requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. Each Member agrees to indemnify and hold harmless the Company and the other Member from and against any liability with respect to taxes, interest or penalties which may be asserted by reason of the failure to deduct and withhold tax on amounts distributable or allocable to such Member, and for the costs of enforcing such indemnity. Any amount payable as indemnity hereunder by a Member will be paid promptly to the Company, and if not so paid, the Company will be entitled to retain any distributions due to such Member for all such amounts.

(c)     Notwithstanding anything to the contrary herein contained, to the extent there is available Net Cash Flow, the Company may make advances to all of the Members at such times and in such amounts as to enable the Members (or their beneficial owners) to pay their respective annual and estimated income tax liabilities (federal, state and local), arising from the ownership of an interest in the Company (a "Tax Advance"). Tax Advances to all parties shall be based on the highest marginal federal and state tax rates of any of the parties eligible for a Tax Advance regardless of the tax rates actually applicable to the distributee. Appropriate adjustment to the determination of the amounts and times of Tax Advances under this Section 7.3(c) shall be made for Members that are flow-through entities and for differences in taxable years between a Member and the Company. Determinations of the income tax liability of the Members and the Tax Advances to be made to them pursuant to this Section 7.3(c) will be made reasonably and in good faith by the Managing Members, based upon such assumptions and estimates in pursuit of convenience of administration as are deemed reasonable. Any Tax Advance shall be treated as an advance on the distributions that a Member would otherwise receive from the Company, and shall reduce (on a first dollar basis) the amount of such distributions. Any determination by the Managing Members in relation to this Section 7.3(c) shall be conclusive.

# ARTICLE 8
## PARTNERSHIP REPRESENTATIVE

The Member chosen by a Supermajority Class B Vote from time to time shall be the Partnership Representative of the Company pursuant to Section 6223 of the Code.  The Partnership Representative shall receive no compensation from the Company for services in that capacity, but all out-of-pocket expenses reasonably incurred by the Partnership Representative in such capacity shall be borne by the Company.  The Partnership Representative is authorized to employ such accountants, attorneys and agents as he or she, in his, her or its reasonable discretion, determines is necessary to or useful in the performance of his, her or its duties.  The Partnership Representative shall have authority to make any and all decisions, including but not limited to special elections, under such audit rules, as well as any similar rules in respect of state, local and foreign taxes..  The initial Partnership Representative shall be Patrick Butler.

# ARTICLE 9
## TRANSFER OF UNITS

9.1     **Compliance with Securities Laws.**   No Unit has been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any state securities laws.  A Member may not effect a Voluntary Transfer of all or any part of his, her or its Units except in compliance with all applicable federal and state securities laws and the terms of this Agreement.  The Company shall have no obligation to register any Member's Units under the Securities Act, or under any state securities laws, or to make any exemption from registration thereunder available to any Member.

9.2     **Transfer of Units**.

(a)     Each Member agrees not to effect a Voluntary Transfer of any portion of his, her or its Units except with the prior written consent of the Managing Members, which may be granted or withheld in his, her or its sole discretion.  The Company will not transfer or recognize any Voluntary Transfer of any Units that is not in compliance with this Section 9.2.  Each other Member shall be given prompt written notice following the Managing Members giving their consent to a Member to Transfer of all or any portion of his, her or its Units.

(b)     In addition, no Transfer of Units shall be effective and no Person taking or acquiring, by whatever means, all or any portion of any Units shall be admitted as a Member unless (in addition to the other requirements of this ARTICLE 9) such proposed Transfer complies with each of the following provisions:

(A) Prior Notice.   In the case of a Voluntary Transfer, the Member proposing to effect a Voluntary Transfer delivers a notice to the Company at least ten (10) days prior to any proposed Voluntary Transfer of Units otherwise permitted pursuant to this Agreement.

(B) Termination.   In the case of either a Voluntary Transfer or an Involuntary Transfer, the Transfer will not (i) result in the taxation of the Company as an association taxable as a corporation or otherwise subject the Company to entity-level taxation for federal income tax purposes or (ii) affect the Company's existence or qualification as a limited liability company under the Act.

(C) Operating Agreement. Such proposed transferee agrees to become a Member by executing and delivering a joinder to this Agreement adopting and approving in writing all the terms and provisions of this Agreement as then in effect and assuming all of the transferring Member's obligations to the Company, if any (other than serving as the Managing Members of the Company, if the transferor is also a Managing Member).

(D) No Competitors. Such transferee is not a competitor of the Company as reasonably determined by the Managing Members.

(E) Tax Treatment. Such Transfer would not cause the Company to be treated as a publicly traded partnership pursuant to Code Section 7704, would not otherwise cause the Company to be treated as an association taxable as a corporation for federal income tax purposes, and would not cause the loss of or jeopardize any federal, state or foreign tax benefits available to the Members.

(F) Assignment. Such Member and its proposed transferee execute, acknowledge, and deliver to the Company a written assignment of the Units in such form as may be reasonably required by the Managing Members.

(G) the transferee shall have been approved by a Supermajority Class B Vote (provided that a surviving spousal heir of a Member automatically will be deemed a Member if (C) and (F) are satisfied).

(c) A transferee of any Units who has not been admitted as a Member shall be entitled only to receive that share of Net Profits, Net Losses and Distributions, and the return of Capital Contributions, to which the transferor would otherwise be entitled with respect to the portion of the Units transferred, but such transferee shall not have any of the rights of a Member of the Company under the Act or this Agreement, including without limitation, if applicable, such Member rights as the right to obtain any information on account of the Company's transactions, to inspect the Company's books and records or to vote with the Members on, or to vote or grant or withhold consents or approvals of, any matter.

9.3 **Death, Dissolution or Incompetency of a Member.** Upon the death, dissolution or adjudication of incompetency of a Member, such Member's successors, executors, administrators or legal representatives shall have all the rights of a Member for the purpose of settling or managing such Member's estate, including such power as such Member possessed to substitute a successor as a transferee of such Member's Units and to join with such transferee in making the application to substitute such transferee for a Member. However, such successors, executors, administrators or legal representatives will not have the right to become a Member in the place of their predecessor in interest unless the terms and conditions set forth in Section 9.2 above have been satisfied.

9.4 **Right of First Refusal.** Each Member agrees that at least thirty (30) days prior to making any Voluntary Transfer of any Units (other than Transfers effected pursuant to Section

9.2(G), Transfers in connection with a Sale Transaction), the Member proposing to effect a Voluntary Transfer (a "Selling Member") shall deliver a written notice (a "Offer Notice") to the Company, the Managing Members and the Members. The Offer Notice shall disclose in reasonable detail the proposed number and class of Units to be transferred and the proposed terms (including price and whether paid in one lump sum or in installments) and conditions of the Transfer (the "Minimum Sale Terms"). First, the Company, upon the approval of the Managing Members, may elect to purchase up to all of the Selling Member's Units specified in the Offer Notice at the price and on the terms specified therein by delivering written notice of such election to the Selling Member and the Members as soon as practical but in any event within ten (10) days after the delivery of the Offer Notice. If the Company has not elected to purchase all of the Selling Member's Units within such ten (10) day period, the Members may elect to purchase all of such Selling Member's Units not purchased by the Company (the "Remaining Units") at the price and on the terms specified in the Offer Notice by delivering written notice of such election to the Selling Member as soon as practical, but in any event within thirty (30) days after delivery of the Offer Notice. If the Members have, in the aggregate, elected to purchase more than the number of the Remaining Units, the Remaining Units shall be allocated among the Members electing to purchase Remaining Units according to a percentage interest equal to, with respect to each Member electing to purchase Remaining Units, (x) the number of Units held by each such Member electing to purchase Remaining Units divided by (y) the total number of Units held by all Members electing to purchase Remaining Units. If the Company and/or any Members have elected to purchase all of the Selling Member's Units from the Selling Member, the Transfer of such shares shall be consummated as soon as practical after the delivery of the election notices, but in any event within sixty (60) days after the delivery of the Offer Notice to the Company and the Members. If the Company and the Members have not elected to purchase all of the Selling Member's Units being offered, the Selling Member may, within one hundred twenty (120) days after the delivery of the Offer Notice to the Company, the Managing Members and the Members and, to the extent applicable, Transfer all of such Selling Member's Units to one (1) or more third-parties at a price(s) no less than the price(s) per share specified in the Offer Notice and on other terms no more favorable to the transferees than offered to the Company and the Members in the Offer Notice, provided, the Managing Members shall have the right to withhold their approval of the Transfer, for any reason or for no reason, in their sole discretion. The purchase price(s) specified in any Offer Notice shall be payable solely in cash at the closing of the transaction or in installments over time.

9.5     **Effect of Non-Compliance**. Any attempted Transfer not permitted by and in compliance with this Section 9.5 shall be null and void, and the Company shall not recognize the attempted purchaser, assignee, or transferee for any purpose whatsoever, and the Member attempting such Transfer shall have breached this Agreement for which the Company and the shall have all remedies available for breach of contract.

9.6     **Drag-Along Right.**

(a)     Subject to Section 9.2, but notwithstanding any other provision contained in this Agreement to the contrary, Members holding a majority of the Class B Units (the "Dragging Member(s)") may give written notice to the Company and the other Members requiring the sale (pursuant to a merger, consolidation, share exchange, sale of Interests or otherwise) of all or substantially all of the outstanding Units, considered together as a single class, to a Person who is not a Member or an Affiliate or Permitted Transferee of a Member (an "Approved Sale"), which written notice shall set forth the material terms of the Approved Sale and be provided by the Dragging Member(s) to the Company and the other Members at least 30 days prior to the consummation of such Approved Sale.

(b)     Each Member hereby agrees to vote or provide consent with respect to (to the extent any such vote or consent is required) all of its Units, and direct its Managing Member designees (if any) to vote, in favor of an Approved Sale, upon the written request of the Dragging Member(s).  If the Approved Sale is structured as a (i) merger, consolidation, share exchange or similar transaction, each Member shall waive any dissenters' rights, appraisal rights or similar rights in connection with such transaction, or (ii) sale of Units, each Member shall agree to sell his, her or its Units or rights to acquire Units on the same terms as the Dragging Member(s) (though the consideration shall be allocated among the selling members as provided herein).  Subject to the limitations set forth herein, each Member shall take all reasonably necessary or desirable actions in connection with the consummation of the Approved Sale as may be requested by the Dragging Member(s).

(c)     The obligations of the other Members set forth in this Section 9.6 with regard to an Approved Sale (including, without limitation, the obligation to vote in favor of or consent to and raise no objection to an Approved Sale) shall be subject to the satisfaction of each of the following conditions:

(d)     *Equal Consideration*.  Upon consummation of the Approved Sale, all of the Units being sold shall be converted into or entitled to receive, as applicable, a proportionate amount of the aggregate consideration to be paid by the acquiring party, with such proportions to be determined by applying Section 7.3 to such consideration.  In addition, each Member will receive the same form of consideration, and in the same relative proportions if more than one form is received (provided, however, that Members that are not accredited investors within the meaning of Regulation D promulgated under the 1933 Act at the time of such Approved Sale may be required to receive all cash consideration even though other Members will receive securities as consideration).

(e)     *Limitations on Representations, Warranties and Covenants*.  The only representations, warranties or covenants that each Member (other than the Dragging Member(s)) shall be required to make in connection with an Approved Sale are representations and warranties with respect to organization, due authority, enforceability, required consents and approvals, and ownership of the Units to be sold by such Member and its ability to convey title thereto, free and clear of liens, encumbrances or adverse claims, and reasonable covenants regarding confidentiality, publicity, and similar matters.  Representations, warranties and covenants shall be made by each Member severally and not jointly.  No Member (other than the Dragging Member(s)) shall be required to agree to a non-competition, non-solicitation or similar restrictive covenant.

(f)     If the Approved Sale is a transaction for which Rule 506 (or any similar rule then in effect) promulgated by the SEC may be available with respect to such transaction (including a merger, consolidation or other reorganization), the Members (other than those qualifying as accredited investors within the meaning of Regulation D promulgated under the 1933 Act) shall, at the request of the Dragging Member(s), appoint a purchaser representative (as such term is defined in Rule 501) reasonably acceptable to the Dragging Member(s).  If any Member appoints a purchaser representative designated by the Dragging Member(s), such Member will be liable for the fees and expenses of such purchaser representative.

(g)     Each Member shall bear its proportionate share (based upon the distributions of the aggregate consideration from the Approved Sale that such Member would receive if the Company were liquidated for the total consideration paid in connection with the Approved Sale and the proceeds thereof were distributed in accordance with Section 10.3) of the costs of any sale of Units pursuant to an Approved Sale to the extent such costs are incurred by the Dragging Member(s) for the benefit of all Members and are not otherwise paid by the Company or the acquiring party.  Notwithstanding anything herein to the contrary, (i) for purposes of this Section 9.6(e), costs incurred by the Dragging Member(s) in exercising reasonable efforts to take all actions in connection with the consummation of an Approved Sale in accordance with this Section 9.6(e) shall be deemed to be for the benefit of all Members for purposes of this Section 9.6(e) and (ii) costs incurred by other Members on their own behalf will not be considered costs of the transaction hereunder and will, therefore, be borne individually by the Members that incur such costs.

(h)     Each other Member shall bear indemnity obligations in the Approved Sale on the same basis as the Dragging Member(s); provided, however, that (i) indemnities, holdbacks, escrows and similar items relating to an Approved Sale shall be paid or established on a several and pro rata basis based on the aggregate consideration to be received by such Member in connection with the Approved Sale (other than those representations and warranties referenced in Section 9.6(e), for which a Member shall be fully liable on a several and not joint basis), and (ii) in no event (other than for fraud) shall any other Member be liable for more than the net proceeds it received in the Approved Sale.

9.7     Distributions and Allocations With Respect to Transferred Units.  If any Units are transferred (by Voluntary Transfer or Involuntary Transfer) during any fiscal year in compliance with the provisions of this ARTICLE 9, then (i) allocations of net income and net loss with respect to the Units for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such fiscal year in accordance with Code Section 706(d) using any conventions permitted by the Code and selected by the transferor and transferee in connection with the transfer and approved by the Managing Members; (ii) all distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account and other similar items of the transferor to the extent related to the transferred Units.  Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer and all of the conditions in Section 9.2 are satisfied.  If the Company does not receive a notice stating the date the Units were transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the fiscal year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person, who, according to the books and records of the Company on the last day of the fiscal year during which the transfer occurs, was the owner of the Units.  Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 9.07, whether or not such Person had knowledge of any transfer of ownership of any Units. Any Member proposing to transfer all or a portion of any interest in the Company (or the transferee of such interest) shall be required to pay the Company's reasonable out-of-pocket costs incurred in connection with the proposed transfer, including any additional accounting, tax preparation or other administrative expenses incurred (or to be incurred) by the Company as a result of any tax basis adjustments under Code Section 743.

9.8 **Transfers not in Compliance with this Article Void.** Any attempted Voluntary Transfer of Units, or any part thereof, not in compliance with this ARTICLE 9 shall be void *ab initio* and ineffectual and shall not bind the Company.

## ARTICLE 10
## DISSOLUTION AND LIQUIDATION

10.1 **Events of Dissolution**. The Company shall be dissolved and its affairs wound up only upon the occurrence of any of the following events:

(a) A Managing Member Vote to dissolve the Company;

(b) The sale, exchange, involuntary conversion, or other disposition or transfer of all or substantially all the assets of the Company; or

(c) The entry of a decree of judicial dissolution under §18-802 of the Act.

10.2 **Effectiveness of Dissolution**. Dissolution of the Company shall be effective on the day on which the event described in Section 10.1 above occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided herein and the Articles of Organization shall have been cancelled as provided herein.

10.3 **Liquidation**. If the Company is dissolved pursuant to Section 10.1 above, the Company shall be liquidated and its business and affairs wound up in accordance with the Act and the following provisions:

(a) *Liquidator*. A Member selected by a Managing Member Vote, shall act as liquidator to wind up the Company (the "Liquidator"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all of the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b) *Accounting*. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(c) *Distribution of Proceeds*. The Liquidator shall liquidate the assets of the Company and Distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of applicable law:

24

(1) First, to the payment of all of the Company's debts and liabilities to its creditors (including Members, if applicable) and the expenses of liquidation;

(2) Second, to the establishment of and additions to reserves that are determined by the Managing Members to be reasonably necessary for any contingent unforeseen liabilities or obligations of the Company; and

(3) Third, to the Members in the same manner as Distributions are made under Section 7.3(a)(ii) above.

10.4 **Cancellation of Certificate**.  Upon completion of the Distribution of the assets of the Company as provided above, the Company shall be terminated and the Liquidator shall cause the cancellation of the Articles of Organization in the State of New York and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of New York and shall take such other actions as may be necessary to terminate the Company.

10.5 **Survival of Rights, Duties and Obligations**.  Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any liability which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish or otherwise adversely affect any Member's, Managing Member's or officer's right to indemnification pursuant to this Agreement.

10.6 **Recourse for Claims**.  Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Profits, Net Losses and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Managing Members, the Liquidator or any other Member.

## ARTICLE 11
## LEAGUE DOCUMENTS

11.1 **Subject to League Documents**.  Notwithstanding anything to the contrary contained in this Agreement: (i) any Transfer of any interest in the Company, any change in the identity or direct or indirect ownership of any Member, any issuance of additional interests, the admission of any additional Member and any amendment to this Agreement shall be subject to, and must made in accordance with, League Documents; (ii) any such Transfer, change, issuance or amendment that requires the consent of the League pursuant to League Documents is prohibited and shall be null and void unless such required consents are obtained; (iii) any such consent required by League Documents may be withheld at the sole and absolute discretion of the League; (iv) the Company and the other Members shall have the right to cancel, terminate, acquire, require forfeiture of, redeem or repurchase, on terms reasonably satisfactory to the League, the Units or any indirect ownership interest in the Company of any Member or direct or indirect owner of any Member determined in good faith by the League to have violated any League Document for which the penalty imposed is the termination of the ownership interest of such Person committing such violation; and (v) this Agreement and the rights and obligations of the Members hereunder shall be subject to all existing and future League Documents, whether or not explicit reference thereto is made herein.  This provision may not be amended, removed, or superseded without the prior, express written consent of the League.

11.2     Third Party Beneficiary. The Company and the Members acknowledge and agree that the League is a third-party beneficiary of the terms of this Agreement and, at its option, may enforce the provisions of this Agreement against the Company and/or any Members, as applicable, to the extent it deems such enforcement necessary or advisable to protect its rights hereunder and under League Documents.  The parties waive any objection to such enforcement, based on standing, privity of contract or otherwise. This provision may not be amended, removed, or superseded without the prior, express written consent of the League.

## ARTICLE 12
## MISCELLANEOUS

12.1     **Notices**.  Any notice required or permitted under the terms of this Agreement shall be in writing and shall be deemed served if personally delivered or delivered by email, overnight mail, or mailed by U.S. registered or certified mail postage prepaid and properly addressed to the respective party to whom such notice relates at the address set forth in the Company's books and records or at such different address as a Member shall instruct in writing to the Company and the other Members in accordance with this Section 12.1.  Notices to the Company must be addressed to the Company's Principal Office and sent to the attention of the Managing Members.

12.2     **Confidentiality**.  Each Member agrees on behalf of himself and his representatives to keep strictly confidential, and to not use, any and all information, in whatever form and whether written or oral, relating to the Company, the Company's assets, business and/or operations, the Members (including the identity or ownership of, or any other information with respect to, the Members), and the Managing Members (including the identity or ownership of, or any other information with respect to, the Managing Members).  Money damages and other remedies at law may be inadequate to protect the Company, the Members and/or the Managing Members against a breach of this Section 12.2.  Accordingly, the Company, the Members and/or the Managing Members shall be entitled to seek and obtain injunctive relief against a breach or threatened breach of this Section 12.2, in addition to any other legal or equitable remedies that may be available, without the requirement of posting any bond or other security in connection therewith.

12.3     **Publicity**.  No press release or other public announcement related to this Agreement, the Company, the Members or the transactions contemplated hereby shall be issued by any Member without the prior written consent of the Managing Members.  For the avoidance of doubt, no Member may make any public announcement describing their investment in the Company or any association therewith without the express approval of the Managing Members.

12.4     **Amendments.**  The terms and provisions of this Agreement may be modified or amended at any time and from time to time only upon a Supermajority Class B Vote, and only insofar as is consistent with the Act; provided, that no such modification or amendment shall have a disproportionately adverse effect on any Member relative to the other Members or subordinate a Member's Units without such affected Member voting in favor of such modification or amendment or otherwise providing his, her or its written consent to such modification or amendment; provided further, that the Board shall have the power to amend Exhibit 1 to reflect such additional issuances and Transfers made in accordance with this Agreement without the approval or consent of any other Person.  In addition, (i) Section 6.5 may not be amended without a Supermajority Class A and B Vote, and (ii) Article XI may not be amended without the prior, express written consent of the League.

12.5    **Headings.**  All ARTICLE and section headings in this Agreement are for convenience only and are not intended to qualify the meaning of any ARTICLE or section.

12.6    **Entire Agreement.**  This Agreement, along with the exhibits attached hereto, constitutes the entire agreement among the parties and supersedes any prior agreement or understanding between or among any of them respecting the subject matter of this Agreement.

12.7    **Binding Agreement.**  This Agreement shall be binding upon, and inure to the exclusive benefit of, the parties hereto and their successors, heirs, legatees, devisees, permitted assigns, legal representatives, executors and administrators, except as otherwise provided herein.  This Agreement is expressly not intended for the benefit of any creditor of the Company.  Except and only to the extent provided by applicable law, no such creditor or any third party shall have any rights or any remedies, claims or causes of action under any provision of this Agreement or any agreement between the Company and any Member with respect to any Capital Contribution or otherwise.

12.8    **Savings Clause.**  If any provision of this Agreement, or the application of such provision to any Person or circumstance, or the duration or scope of any restriction, shall be held invalid, the remainder of this Agreement, or the application of such provision to Persons or circumstances other than those as to which it is held invalid, shall not be affected thereby, and the provision so held invalid shall be deemed rewritten to the minimum extent necessary to eliminate such invalidity.  If the operation of any provision of this Agreement would contravene the provisions of the Act, such provision shall be void and ineffectual.

12.9    **Counterparts; Signatures.**  This Agreement may be executed in several counterparts, and all so executed shall constitute one agreement, binding on all the parties hereto, even though all parties are not signatory to the original or the same counterpart.  A signed copy of this Agreement delivered by facsimile, e-mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method shall be deemed to have the same legal effect as delivery of an originally signed copy of this Agreement.

12.10   **Governing Law.**  The validity, interpretation and enforcement of this Agreement, matters arising out of or related to this Agreement or its making, performance or breach, and related matters shall be governed by the internal laws of the State of New York (without reference to choice of law doctrine).  Service of process, summons, notice or other document by U.S. registered or certified mail postage prepaid to the address set forth in Section 12.1 above shall be effective service of process for any suit, action or other proceeding brought in such court.

12.11   **Waiver of Jury Trial**.  EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE IN CONNECTION WITH THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT HE OR SHE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.12   **Other Activities.**  A Member, including a Managing Member, shall not be required to devote all or any specified portion of his, her or its time to the Company, and shall be free to engage in other business ventures and activities, as he or she determines from time to time in his, her or its reasonable discretion.

12.13   **Further Assurances**.  In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees at the request of the Company or any other Member to promptly execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions of this Agreement and give effect to the transactions contemplated by this Agreement.

12.14   **General Interpretive Principles.**  For purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)     the terms defined in this Agreement include the plural as well as the singular, and the use of any gender herein shall be deemed to include the other gender; and

(b)     accounting terms not otherwise defined herein have the meanings given to them in the United States in accordance with generally accepted accounting principles.

*[Signature page follows]*

**EXHIBIT G**

*Form of Joinder to Operating Agreement with Custodian*

# JOINDER AGREEMENT

Reference is made to the Operating Agreement of Westchester Soccer Group, LLC, as amended from time to time (the "**Operating Agreement**"), among Westchester Soccer Group, LLC, a New York limited liability company ("**Westchester SC**") and its members. The undersigned hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement of Westchester SC and agrees that upon execution of this Joinder Agreement ("**Joinder**"), such entity shall become a party to the Operating Agreement and a member of Westchester SC and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto.

IN WITNESS WHEREOF, the party hereto has executed this Joinder.


**BITGO TRUST COMPANY, INC.**


_____

Date:

# EXHIBIT H

*Video Transcript*

**Exhibit H**

Welcome to Westchester County a hub of connection

Here New York, New Jersey and Connecticut converge creating a vibrant and passionate community

Announcer "Lifted in- Acosta rises above"

In Westchester soccer is more than just a game,

it is a unifying force a shared love that brings us together

our emblem symbolizes this unity with each stroke contributing to an infinite whole,

colored by the legacy of our past and the promise of our future this Crest is more than just a symbol

Introducing Westchester soccer club

together we build a legacy

together We are Westchester

six cities 19 towns 23 Villages one team

our club unites us and our Jersey

reflects what makes us strong from the

bridge that connects

us to the badge that represents

us and the organizations that raise us

up this is your home this is your USL

one team this is your jersey

[Music]

[Applause]

[Music]

[Applause]

[Music]

together we are Westchester

[Music]